ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

This Report

This discussion and analysis of the financial position and results of operations for Atna Resources Ltd. (“Atna” or the “Company”) is current through March 14, 2014 (the “Report Date”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s reporting currency is the United States dollar (“USD” or “$”) and all amounts are in USDs, except for noted disclosures that are made in Canadian dollars (“CAD” or “C$”). Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2012 and 2011, annual report on Form 20-F, and all National Instrument 43-101 (“NI 43-101”) technical reports referenced herein, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Description of Business

Atna is involved in all phases of the mining business including exploration, preparation of feasibility studies, permitting, construction, development, operation and reclamation of mining properties. The Company’s business model is principally one of developing and operating precious-metal mines in the western United States (“US”). The Company conducts a portion of its mineral exploration activities through joint ventures with other companies. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the US on the over-the-counter Bulletin Board under the symbol “ATNAF”.

The Company is presently operating the Briggs mine. Briggs is located in southeastern California and commenced commercial gold production in July 2009. Production at Briggs during 2013 included the mining of 2.1 million tons of gold ore containing 41,000 ounces of gold at a strip ratio of 4.4 tons of waste per ton of ore to produce 32,800 ounces of gold in doré. Approximately 31,700 ounces of gold were sold by Briggs at an average gold price of $1,412 per ounce. Estimated mined recoverable gold inventory at year-end was 18,100 contained ounces in all stages of processing.

Development assets include the Reward gold mine near Beatty, Nevada; the Pinson-underground project near Winnemucca, Nevada; the Mag-open-pit project adjacent to the Pinson-underground mine; and the Columbia gold project located near Lincoln, Montana.

Development of Reward, a fully permitted mine site, is pending financing. In February 2014, the Company announced the results of the 2013 drilling study at Reward, increasing measured and indicated resources by 7 percent and inferred resources by 62 percent.

A study to determine the economic feasibility of developing the Mag open-pit mine began in late 2012. This study, when completed in the first half of 2014, will determine project viability and whether to commence the permitting process for development of a new open pit mine at Pinson.

Active development of the Pinson-underground project was undertaken in 2012 and early 2013. In June 2013, development of the Pinson-underground project was suspended, and the property is currently on a care and maintenance status. Pinson-underground’s continued development is pending re-engineering of the mining methods, financing, and improvements in the gold-market.

Metallurgical-sample drilling, environmental assessment studies and other data collection were completed in 2012 at the Columbia gold project located near Lincoln, in Lewis and Clark County, Montana. Additional work to determine the economic feasibility of the Columbia gold project is required.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. The remaining closure activities principally involve completion of a final-closure Environmental Impact Study, the process having been agreed upon with the State of Montana in April 2012. Final earthwork was completed at the site in 2012 with the placement of top soil over former leach-pad areas. Ongoing work consists of the monitoring and treatment of water.

2013 Highlights and Subsequent Events through the Report Date:

•	Atna generated operating cash flows of $8.3 million in 2013.
•	An operating loss of $1.5 million was recognized in 2013, exclusive of long-term asset impairments of $33.1 million and inventory valuation write-downs of $2.6 million.
•	Impairments of $33.1 million were recognized in relation to the Company’s Montana mineral rights, exploration properties, Kendall lands and secondary underground development at the Pinson property. The Company still considers it probable that the primary development, buildings, equipment, and resources at Pinson will have future benefits and therefore retained their values at year end.
•	A net, after-tax loss of $49.6 million, ($0.32) per weighted average share, was recognized in 2013. In addition to the total operating loss of $37.2 million, the net loss included a $10.3 million write-off of deferred tax assets to deferred tax expense and other expenses of $2.3 million which were inclusive of a $1.1 million write-off of loan discount fees.
•	Gold sales totaled 36,252 ounces from Briggs and Pinson in 2013, little changed relative to 2012 when 36,454 ounces were sold. Briggs production and sales did decrease in 2013, principally due to mining activities being focused on stripping operations in the first five months of 2013 resulting in reduced ore deliveries to the processing plant. The recovery and sale of 4,569 payable ounces from Pinson-underground during its development in 2013 offset the decrease at Briggs. Pinson recovered and sold 813 ounces of gold during development in 2012.
•	Briggs produced $15.4 million in operating cash flow and $0.4 million of income before tax and intercompany allocations in 2013.
•	Briggs sold gold at an average price per ounce of $1,412 in 2013 and $1,667 in 2012. The price decrease caused a decline of revenues of $9.1 million between 2013 and 2012.
•	Briggs mined 11.6 million tons of material in 2013, a 36 percent increase relative to the 8.5 million tons mined in 2012.
•	The average cash cost per ounce at Briggs in 2013 was $1,042 relative to $985 in 2012.
•	In September 2013, the Company closed a C$5.8 million private placement netting $5.3 million.
•	In Third Quarter 2013, strong gold recovery was demonstrated by column test work on mixed oxide ores crushed to a minus-2-inch size from the Mag open-pit project, adjacent to the Pinson-underground mine. A pre-feasibility study for this project is expected to be released in the first half of 2014.
•	On January 31, 2014, the Company refinanced $22.0 million of current obligations with a 2-year credit facility calling for a balloon payment of principal and fees at the end of the term and interest-only payments over the term.
•	In February 2014, Briggs concluded a full 12 months without any lost-time or medical-reportable accidents.
•	Also in February 2014, the Company concluded an updated resource and reserve estimate for the permitted Reward Gold Project, integrating new results from the 2013 drilling program and increasing measured and indicated gold resources by 7 percent to 387,900 contained gold ounces. Inferred resources increased 62 percent to 106,400 ounces.

Highlights for Fourth Quarter 2013:

•	Net cash provided by operating activities in the Fourth Quarter 2013 was $1.5 million. Cash provided by operating activities before working capital adjustments was $1.0 million.
•	An operating loss of $0.8 million was recognized in Fourth Quarter 2013, exclusive of long-term asset impairments of $33.1 million and an inventory valuation write-down of $1.8 million.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

•	Gold sales for the Fourth Quarter 2013 from Briggs totaled 8,100 ounces at an average price of $1,310 per ounce.
•	Briggs produced $3.7 million in operating cash flow in Fourth Quarter 2013. The cash cost per gold ounce sold averaged $977 per ounce in Fourth Quarter 2013, similar to the $985 per ounce average for 2012. All-in sustaining cost in Fourth Quarter 2013 was $1,109 per ounce, similar to the 2012 average of $1,146 per ounce.

Outlook and Strategy

Atna’s business model is principally one of adding value through the development and operation of precious-metal mines in the United States. The Company seeks to produce positive cash flow principally from the mining and production of gold and to maximize the return on cash invested. The Company believes that unlocking the value of its portfolio of gold properties, either through direct development and production or through the sale of assets, to which value has been added, provides the greatest opportunity to add value for its shareholders.

The Company’s primary focus for 2014 is to increase productivity and reduce costs at the Briggs Mine with the goal of reaching or exceeding targeted production rates of 40,000 to 45,000 gold ounces in 2014. It is expected that average ore grades will improve in 2014, relative to those realized in 2013, and support the achievement of this goal.

Key development activities planned for 2014 include completion of a pre-feasibility study for the Mag open pit mine at Pinson, modifying the underground mine plan at Pinson based on experience gained in 2013, and completing detailed engineering for Reward to make that project ready for construction. Additionally, the Company anticipates engaging in reserve-expansion-studies at Briggs to endeavor to extend mine life, inclusive of pit-expansion through cost reductions and through exploration of the potential of underground mining.

Gold prices were volatile in 2013. However, when gold prices improve and the market moves through its traditional cycle, Atna believes that it has taken the steps required to recommence development activities in earnest. One such step was the refinancing of debt obligations in January 2014 with a long-term note that should allow the debt-level to be reduced and/or paid-off from Briggs operating cash flows.

When conditions permit, the Company’s business model also calls for the acquisition of mineral prospects under what are judged currently to be on favorable terms. Our principal acquisition objective is to acquire mining prospects in a later stage of exploration that provide a reasonable return on capital upon completion of exploration activities and development. These opportunities may include properties that were closed due to lack of capital. The Company continually reviews acquisition opportunities that could provide potential long term value through further investment.

Mine Operations

Briggs Mine, California

The Briggs gold mining property (“Briggs”) was acquired by the Company in 1990. The Briggs mine was initially constructed in 1995; production ceased in 2004 due to gold-market conditions, and commercial production recommenced in mid-2009. Briggs is a conventional open pit mine that uses heap leach gold recovery. Ore is crushed to a targeted 80 percent passing a 1/4 inch-slot prior to placement on the leach pad, and targeted gold recovery is 80 percent.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Briggs is located on the west side of the Panamint Range near Death Valley, California. No royalties are payable at Briggs. In addition to Briggs, the Company owns or controls four satellite projects (“Briggs Satellite Projects”) located between two and four miles north of Briggs: Cecil R, which includes 48 claims; the Jackson project (“Jackson”) located on 40 unpatented claims, two patented claims and one patented mill site; and the Mineral Hill project (“Mineral Hill”) and Suitcase projects (“Suitcase”) located on 48 unpatented claims. All of the mining claims at Briggs and the Briggs Satellite Projects are located on land prescribed for multiple use management by the BLM.

In the first five months of 2013, the sequencing of stripping of the Goldtooth South Pit deferred the availability of ore for crushing. This reduced the ounces of gold placed on the leach pad and subsequently reduced gold production. In the second half of 2013, gold production was negatively impacted by intermittent mechanical and productivity issues in the power-generation and crushing circuits. Changes in plant supervisory staff have been made in part to address these production and maintenance challenges. As mining progresses in the Goldtooth South Pit in the first half of 2014, average ore grades are expected to increase as ore is mined at depth in the high-grade Goldtooth pits. The expectation of increased ore grade is driving a higher gold production forecast for 2014 when Briggs is expected to sell 40,000 to 45,000 ounces of gold. Pioneering work has also commenced on the Briggs Main North Pit to provide additional ore in the second half of 2014. In 2014, Briggs is budgeted to crush and place on the leach pad approximately 2.8 to 3.0 million tons of ore containing 60,000 to 70,000 ounces of gold. The waste stripping ratio is projected to be 3.6 tons of waste per ton of ore.

Ore-haulage cycles will increase in the first half of 2014, but decline in the second half as increasing tons of ore are mined closer to the plant from the North Main Briggs and Main Briggs pits. Waste haul cycles are also expected to decline through the year, both improving efficiencies and having reduced operating costs. Ore-grade mined will decline in the second half of 2014 to levels more typical of 2013 as the ore supply shifts from the higher grade Goldtooth pits to the North Main Briggs and Main Briggs pits. However, due to the delay in gold recovery inherent in the leach-pad process, gold production and sales are expected to remain strong through 2014. Ore is currently being placed on the fifth lift of the Briggs leach pad and is expected to be placed on the seventh lift by year-end 2014. This increased stacking height will result in an increased leach recovery time. To account for this increase, the lag between ore placement and first gold recovery from the leach pad has been increased from 30 days to 45 days in production forecasts.

Production details for Briggs in 2013 and 2012 are shown in the following tables:

	First	Second	Third	Fourth	Total
Production Statistics for 2013	Quarter	Quarter	Quarter	Quarter	2013
Waste tons	2,635,600	2,505,800	1,975,100	2,369,300	9,485,800
Ore tons	371,800	562,200	624,100	581,500	2,139,600
Total tons	3,007,400	3,068,000	2,599,200	2,950,800	11,625,400
Strip ratio (waste tons / ore tons)	7.1	4.5	3.2	4.1	4.4
Ore grade (oz/ton)	0.022	0.019	0.019	0.018	0.019
Contained gold ounces mined	8,000	10,800	11,600	10,600	41,000
Gold ounces sold	7,700	6,800	9,100	8,100	31,700
Recoverable gold ounces in inventory	15,100	17,300	17,300	18,100	18,100
Cash cost of gold sales ($/oz)	$1,098	$1,131	$986	$977	$1,042
All-in sustaining cost ($/oz)	$1,452	$1,409	$1,084	$1,109	$1,249

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

	First	Second	Third	Fourth	Total
Production Statistics for 2012	Quarter	Quarter	Quarter	Quarter	2012
Waste tons	1,719,500	1,348,100	1,201,100	1,718,900	5,987,600
Ore tons	712,400	581,500	634,600	599,200	2,527,700
Total tons	2,431,900	1,929,600	1,835,700	2,318,100	8,515,300
Strip ratio (waste tons / ore tons)	2.4	2.3	1.9	2.9	2.4
Ore grade (oz/ton)	0.018	0.020	0.017	0.019	0.018
Contained gold ounces mined	12,500	11,600	10,700	11,100	45,900
Gold ounces sold	9,400	8,100	8,600	9,600	35,700
Recoverable gold ounces in inventory	16,600	17,700	16,700	16,600	16,600
Cash cost of gold sales ($/oz)	$911	$928	$1,037	$1,061	$985
All-in sustaining cost ($/oz)	$1,061	$1,111	$1,110	$1,286	$1,146

Note: Cash cost of gold production is a non-GAAP measure and is calculated utilizing Gold Institute Standards. All-in sustaining cost is also a non-GAAP measure and is calculated utilizing guidance from the World Gold Council. A reconciliation of GAAP measures to these non-GAAP measures follows later in this section.

The cash cost of gold sales decreased in the second half of 2013 after the early-2013 stripping campaign was concluded and ore-tons mined and gold-ounces produced increased. Cost reduction efforts also contributed to this change. All-in sustaining cost decreased in the second half of 2013, principally as a result of the completion of capital spending on the stripping campaign. In the latter half of 2012, cash cost of gold sales increased due to crusher-maintenance issues and an abnormally high consumption of wear-items and supplies.

Cash cost per gold ounce sold is a common gold mining industry measure and is therefore provided for benchmarking purposes. The measure may be useful as an indication of the average cash cost per ounce sold; but the measure does not reflect incremental costs or cash expenditures because fixed costs are included in the calculation and capital spending is ignored by the measure. Under IFRS, there is no standardized definition of cash cost per gold ounce sold and therefore the measure may not be comparable to similar measures reported by other issuers. The Company calculates cash cost per gold ounce sold using the Gold Institute Standards, and the measure is calculated by subtracting depreciation, depletion, amortization, and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties, production stripping costs net of capitalization, secondary development costs, changes in inventory, and mine-site depreciation, amortization, depletion.

All-in sustaining cost per ounce is a non-GAAP performance measure developed by the World Gold Council. The World Gold Council is a non-regulatory, non-profit, market development organization whose members include global senior mining companies. Quoting a June 2013 press release by the World Gold Council — “The World Gold Council … worked closely with its member companies to develop these non-GAAP measures which are intended to provide further transparency into (and comparability between) the costs associated with producing gold.” “The ‘all-in sustaining costs’ is an extension of existing ‘cash cost’ metrics and incorporates costs related to sustaining production (from current operations).” The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. This measure uses cash costs per ounce sold as its basis, and adds sustaining capital expenditures, general and administrative expenses, sustaining exploration and evaluation costs, and accretion and depletion of reclamation provisions, all allocable to the Briggs Mine. As this measure seeks to reflect the full cost of producing gold at current operations, it excludes capital expenditures to develop new operations and to materially enhance production or reserves at existing operations. Other cash expenditures, principally income tax payments and financing costs, are excluded. The World Gold Council issued guidance on the calculation of all-in sustaining cost in June of 2013, and presentation of this metric by the Company is the first presentation of this metric by the Company in its annual MD&A, although comparable figures, consistently determined, are presented in this report.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

The following schedule reconciles cost of sales to cash cost per gold ounce sold for the periods indicated.

	2013	2012
Total cost of sales	$42,910,500	$43,580,700
Less - mining related depreciation and amortization	(7,015,100)	(8,095,100)
Less - silver by-product credits	(286,300)	(357,300)
Less - adjustment of inventory to net realizable value	(2,595,600)	-
Total cash cost of sales	$33,013,500	$35,128,300

Ounces sold	31,687	35,646

Total cash cost per ounce	$1,042	$985

Additional sustaining costs per ounce sold:
General & administrative costs - Corporate allocation	$25	$23
Accretion of Asset Retirement Obligation	7	6
Sustaining exploration expenditures	5	12
Sustaining capital expenditures	170	118
All-in sustaining cost per ounce sold	$1,249	$1,144

Briggs produced $3.7 million in positive operating cash flow in Fourth Quarter 2013, inclusive of a net reduction of $0.9 million in working capital. In Fourth Quarter 2013, Briggs’ loss before tax was $1.4 million, inclusive of a $1.8 million non-cash write-down of inventories to net realizable values as of December 31, 2013. The cash cost of gold per ounce sold decreased in Fourth Quarter 2013 by approximately one percent over Third Quarter 2013 even though gold ounces sold decreased by 10 percent. This marginal change in cash cost was driven largely by cost reduction efforts and shorter waste haul cycles.

Briggs produced $15.4 million in operating cash flow and $1.8 million of income in 2013 before tax, intercompany allocations, and an asset retirement obligation recovery. Gold ounces produced and sold by Briggs decreased approximately 11 percent in 2013 over 2012 and the average sales price of gold declined by 15 percent, so revenues decreased $14.7 million or by 25 percent. Cost of sales, excluding depreciation and amortization and inventory adjustments to net realizable value, decreased $2.2 million or by 6 percent in 2013 relative to 2012. The decrease in the absolute cost of sales is attributable to the lower ounces sold, and much of the increase in per unit costs resulted from fixed costs being spread over the decreased ounces of sales. Fewer ounces produced and sold followed from an emphasis on capitalized stripping during the first five months of 2013 and secondarily from intermittent plant mechanical and productivity issues in the second half of 2013.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Briggs’ production costs on a per-ton-mined and processed basis are summarized below for the prior two years.

Briggs Mine Average Operating Cost Per Ton

Function	Basis	2013	2012
Mining	$/ton of material, ore & waste	$1.54	$1.77

Mining	$/ton of ore crushed	$8.64	$5.90
Crushing	$/ton of ore crushed	$3.19	$3.60
Leach and Plant	$/ton of ore crushed	$2.79	$1.79
Site Gen and Admin	$/ton of ore crushed	$3.34	$3.16
Total Operating Cost	$/ton of ore crushed	$17.96	$14.45

Unit mining costs declined as Briggs effectively mined 36 percent more tons of material in 2013 over 2012. Total operating cost on a per ore-ton crushed basis increased primarily due to a 15 percent reduction in the total ore tons crushed in the second half of 2013 for reasons previously discussed.

Project and sustaining capital expenditures in 2014 are expected to be between $3.6 million and $4.2 million. Sustaining capital expenditures are budgeted to be primarily focused on mining equipment rebuilds. Budgeted project capital is limited to the construction of additional pit dewatering infrastructure. No material equipment additions are planned at Briggs in 2014. As of December 31, 2013, the cumulative, recorded cost of Briggs’ property, plant, mine development, and mineral interests was $60.5 million, having a carrying-value of $25.6 million, net of depreciation and amortization.

Briggs mining operations are planned to be entirely within the existing permit boundary area. However, an amendment to the existing reclamation plan was required to address a portion of the mine-area. To accommodate this permit revision, an updated Environmental Assessment was completed and approved by the BLM on February 1, 2012. Reclamation activities are conducted concurrently with mining operations whenever reasonable. For example, in areas of new mining, topsoil is being stockpiled for future reclamation work.

Briggs operates under the requirements of the following significant permits and agencies: (1) Plan of Operations, BLM; (2) Mining and Reclamation Plan, Inyo County; (3) Waste Discharge Requirements, Lahontan; (4) Permits to Operate, Great Basin Unified Air Pollution Control District; and (5) a stream bed alteration permit with California Fish and Game. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.4 million. All surety bonds are subject to annual review and adjustment.

In June 2013, Briggs received a Notice of Violation (NOV) in connection with the fact that one of its then four stationary diesel generators did not meet State of California emission standards for diesel toxic control measures. The Company has removed the subject generator from service and is negotiating final resolution of this NOV with the California Air Resources Board.

Briggs is hosted by Precambrian quartz-rich gneiss and amphibolite which have undergone ductile folding during Precambrian time and subsequently subject to brittle deformation by high and low-angle faulting during Mesozoic and Tertiary time. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the Precambrian gneiss and amphibolites rock units. The principal gold mineralized high-angle fault zone at the mine is the north-south trending Goldtooth fault. The Goldtooth fault was developed historically by underground methods in the early 1900s and remains an important source of ore at Briggs.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

The table below summarizes the change in gold reserves in contained ounces at Briggs in 2013.

	Beginning		Other	Ending
Contained Ounces	2013	Production	Changes	2013
Proven	89,281			69,013
Probable	94,170			75,264

Total Briggs Reserves	183,451	(40,952)	1,778	144,277

Other Changes include the impacts of changes to mine design and changes in ore mined versus modeled ore in reserve.

Detailed proven and probable reserves by pit area as of December 31, 2013, estimated utilizing a 0.006 oz/ton gold incremental leach cutoff, are shown in the following table.

		Tons	Gold	Contained
Mining Area	Category	(x1,000)	(oz/ton)	Ounces
Briggs Main	Proven	1,854	0.017	30,764
	Probable	1,640	0.016	25,940
	Sub-Total	3,494	0.016	56,704
Briggs Main North	Proven	854	0.019	16,051
	Probable	1,027	0.020	20,041
	Sub-Total	1,881	0.019	36,091
Goldtooth - North	Proven	85	0.040	3,404
	Probable	168	0.037	6,256
	Sub-Total	253	0.038	9,659
Goldtooth - South	Proven	587	0.032	18,794
	Probable	747	0.031	23,028
	Sub-Total	1,334	0.031	41,822
Total - Briggs Reserves	Proven	3,380	0.020	69,013
	Probable	3,582	0.021	75,264
	Grand Total	6,962	0.021	144,277

DEVELOPMENT PROPERTIES

Reward Mine, Nevada

Reward is located in southwestern Nye County, Nevada, about 5.5 miles south-southeast of the town of Beatty. The leases and patented claims each carry a 3 percent net smelter royalty. No modern commercial mining activities have been undertaken previously at Reward; it is a ‘green-field’ project which the Company believes it can develop with a comparatively low capital investment relative to many other properties.

Reward is planned to be a conventional open-pit mining operation with ore crushing and heap-leach gold recovery. Mining operations at Reward will utilize conventional 100-ton open pit trucks and 15-yard loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. Target gold recovery is 80 percent for the project. Process solutions will be captured in solution tanks and circulated through activated carbon to capture entrained gold. A study recommends the processing of loaded carbon at Reward versus transport for processing at either Briggs in Inyo County, California, or at a third party processing facility.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

While resource and reserve estimates have since been updated, the following describes the most recent and still materially current feasibility study. In July 2012, the Company announced the results of a the “NI 43-101 Technical Report, Reward Gold Project, Nye County, Nevada” dated June 29, 2012 with an effective date of December 31, 2011 (the “Reward Report”) prepared by Fred Barnard, PhD, AIPG-CM, Greg Chlumsky, MMSA, Michael J. Read, SME-RM, Matthew P. Reilly, P.E. and Robert L. Sandefur, P.E. of Chlumsky, Armbrust & Meyer LLC, an independent engineering firm. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Atna contracted with Chlumsky, Armbrust, & Meyer LLC of Lakewood, Colorado, to prepare the Reward Report in order to consolidate information in relation to the mineral resource estimate, mineral reserve estimate and update the feasibility information for Reward. Projected project economics at varying gold prices are shown in the following table.

Gold Price	$1,200	$1,300	$1,400	$1,500	$1,600

Cash Flow (US $Million)	$75.0	$94.6	$114.2	$133.8	$153.5
NPV @5% (US $Million)	$52.8	$68.6	$84.4	$100.2	$116.0
IRR	38.4%	48.0%	57.5%	66.9%	76.1%
Payback (Years)	2.6	2.2	2.1	2.0	1.9

C2-Cash Cost* (US $/oz)	$569	$576	$584	$592	$600
C3-Full Cost** (US$/oz)	$847	$855	$863	$871	$878

* C2 cash cost includes all direct operating costs, royalties and severance taxes

** C3, full cost, includes C2 costs plus capital cost recovery

Reward Report Highlights (M=million)

Mine Production Rate: 6,500 ore tons per day

Mine Life: seven years

Average Gold Recovery: 80% (60% in first two months)

Crush Size: 80% passing 1/2 inch

Life of Mine Strip Ratio: 3.1:1 (waste: ore)

Initial Capital Cost: $34.5M (including $5.5M in capital leases and $2.2M in contingency)

Phase 2 Expansion Capital: $6.9M (including $1.2M bond collateral)

Underlying NSR royalty: 3.0%

Average Annual Gold Production: 35,000 ounces

Planned start-up capital costs total $34.5 million for crushing and process plants, facilities and infrastructure, mobile mining fleet, capitalized stripping and funding of surety bonds; however this is likely to increase by the time the development occurs. Offsite infrastructure development requirements for the project have been completed. The production water well, wildlife exclusion fencing, electrical power lines, and road improvements were completed in 2011. Additional infill and step-out drilling was completed in early 2013 and this information has been incorporated into the current resource model. Reward’s carrying cost as of December 31, 2013 was $11.1 million, net of accumulated depreciation.

The mineral resource was updated in February 2014 by Robert L. Sandefur to include additional drilling completed by the Company in early 2013. Additionally, the project’s reserves were updated by Michael J. Read to reflect current gold prices and operating costs. Both Mr. Sandefur and Mr. Read are independent mining engineers and Qualified Persons as defined by NI 43-101 and are with Chlumsky, Armbrust & Meyer LLC, of Lakewood, Colorado.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

The current proven and probable gold reserve for the Reward Property is as follows:

	Tons	Gold	Contained
Category*	(x 1,000)	(oz/ton)	Ounces
Proven	3,293	0.025	83,000
Probable	7,438	0.022	166,500

Proven plus Probable	10,731	0.023	249,500

* The mineral reserve estimate is based upon $1,300 per ounce gold and current operating cost data using a >$0.01 incremental value cut-off.

The current mineral resource estimate for the Reward Property is as follows:

	Tons	Gold	Contained
Category*	(x 1,000)	(oz/ton)	Ounces
Measured	4,819	0.022	105,500
Indicated	15,474	0.018	282,400

Measured and Indicated	20,293	0.019	387,900

Inferred	7,071	0.015	106,400

* The mineral resource is reported using a 0.006 ounce per ton gold cut-off grade and a gold price of $1,300 per ounce.

Phase 1 development bonds have been posted and substantially all permits required for mine development and operating activities have been received. The US Bureau of Land Management signed the Record of Decision and Finding of No Significant Impact approving the development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of a total of $6.2 million in reclamation bonds, will allow Atna to construct the Reward Mine. Approximately $0.9 million of the bonding is in place, and the balance is expected to be placed prior to commencing final construction. Reclamation bonds may be subject to inflation and other adjustments. Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada.

The Company expects to commence construction of the Reward mine once sufficient financial resources are available to fund the development and working capital required. Once construction is commenced, a nine-month construction period is anticipated; with gold production commencing three months after construction is completed.

Current reserve estimates are based on estimated future costs and a gold price of $1,300 per ounce as of December 31, 2013. An NI 43-101 compliant Technical Report dated June 29, 2012, supports the reserve and resource disclosures. Reserves assume an 80 percent processing recovery rate based on metallurgical test results. The Reward operation is expected to produce approximately 199,600 ounces of recovered gold over a seven-year mine life. The life of mine waste-to-ore strip ratio is expected to be 3.6 to 1.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Gold mineralization at Reward is controlled principally by the Good Hope fault zone; a sheeted, steeply dipping, north-south-trending quartz-vein zone. Adjacent to the Good Hope fault, the phyllitic quartzite, siltstone, and shales dip moderately to the east (45 degrees) and are host to more disseminated gold mineralization associated with narrow iron oxide veinlets (after pyrite) and minor quartz veining.

Pinson Mine Property, Nevada

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca and is accessed by an all-weather road about ten miles north of the Golconda Exit from Interstate Highway 80.  The property is located on the Getchell Gold Belt in north-central Nevada near its intersection with the north end of the Battle Mountain-Eureka trend. Prior to 2000, Pinson produced over 987,000 ounces of gold from oxidized ore by open pit mining and oxide heap-leach and mill recovery. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician Period Comus Formation and is considered a Carlin-type, sedimentary host gold system.  Mineralization is focused along and adjacent to the Getchell Fault zone.

In September 2011, Atna completed an Asset Purchase and Sale Agreement ("APSA") with Pinson Mining Company ("PMC") a subsidiary of Barrick Gold to acquire PMC’s 70 percent interest in Pinson. The site had previously been operated as a joint venture with PMC owning 70% and Atna owning 30%. Atna now controls four square miles of land containing the historic Pinson Mine and the related mineral resources. Atna had originally entered into an Exploration and Development Agreement with PMC at Pinson in 2004 and ultimately earned a 30% equity interest in the project. The joint venture spent over $50 million on drilling and development work at Pinson from 2004 through 2011.

The land now controlled by the Company contains substantially all of the mineral resources developed by the former joint venture. The land position includes approximately four square miles of leased and owned fee lands and unpatented mining claims. This includes 30 claims owned 100 percent, ownership of two additional sections of fee surface and mineral lands, ownership of 41.66 percent of 18 additional claims and a lease interest in 18 full and two fractional mining claims. The Company owns an additional 41.66 percent interest on an additional 120 acres of fee and mineral lands and leases the remainder of that interest, with the remainder controlled by local private landowners. In total, there are 2,545 acres in the Pinson package. The Pinson underground ores are subject to a 6.0% Net Smelter Return ("NSR") royalty payable to underlying landholders and the Mag open pit will be subject to NSR’s ranging from 2.0% to 6.0%. A NSR royalty is a defined percentage of the gross revenues from a mining operation, less a proportionate share of incidental transportation, insurance, refining and smelting costs. PMC also retained a 10 percent, net profits royalty, that is payable after all development expenditures are recaptured and the first 120,000 ounces of gold have been sold.

As of December 31, 2013, Pinson’s net carrying cost was $34.9 million. While secondary underground development was written-off as impaired in 2013, principal assets deemed to retain value at Pinson include: Mag open-pit resources, resources and reserves accessible from the primary underground access at the Pinson-underground mine, buildings and equipment, and primary underground development deemed likely to yield future benefits through use.

Pinson Underground

Pinson-underground contains numerous ore zones. The principal zones are the Ogee (OG), Range Front (RF), Adams Peak (AP) and the CX. To date, ore has been developed and mined only in the OG zone. The Pinson deposits are structurally controlled Carlin type deposits. Mineralization is emplaced as karst fillings and carbonate replacements. Mineralization includes oxide, mixed, and sulfide ores that require different types of processing for gold recovery. Mining has not proceeded to the depth at Pinson where sulfide ores, unmixed with oxide, have been encountered.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Development of the Pinson underground mine commenced in early 2012 and mine ramp-up began in late 2012. A total of 4,100 feet of primary and secondary development was completed during 2013 and 2012. The primary spiral was driven to the 4530 level from the 4650 adit level (120 feet below the mine portal) and both top cut and underhand ore mining occurred in three Ogee-zone stope blocks during development. Additionally five stope blocks were partially developed and may be completed from the existing spiral. Mining was performed by contract-miners utilizing underground mining equipment owned by the contractor.

Mixed sulfide/oxide ores mined during development operations were processed at the Jerritt Canyon roaster facility, owned by Veris Gold USA Inc., and oxide ores were processed at Newmont's Twin Creek's oxide mill. A total of 30,150 tons of ore mined during development was shipped for processing. This ore contained 7,915 ounces of gold, from which 6,834 ounces were recovered. Atna received payment for 5,383 ounces from the third party processors, which was credited against capitalized development.

At the end of June 2013, the mine was placed on care and maintenance status until such time that a revised mine plan has been developed and additional financing can be arranged. A number of factors led to the decision to place the mine on care and maintenance. These included: deteriorating gold market conditions; Atna’s limited financial capacity to support continued development; lower than expected ore-mining productivity during the early development phase; and higher than anticipated costs during development.

Care and maintenance activities at Pinson include mine examinations in the main access to monitor ground conditions, water elevations and air quality evaluations. Two surface wells are used to continue to de-water underground mine workings. Water is being discharged into two existing rapid infiltration basins. A third basin is permitted for construction. Environmental monitoring continues as part of maintaining permits.

Underhand cut and fill mining methods, using cemented rock fill (“CRF”), were utilized to develop the ore stopes as recommended by the pre-mining feasibility study. This mining method was chosen due to the variable geometry of the various ore bodies at Pinson and the low strength of the rock in the ore zones. This method is designed to maximize safety and minimize ore dilution and ore losses due to mining. The underhand cut-and-fill mining method was effective at Pinson, but resulted in high development and operating cost as implemented. Experience gained during development clearly indicates that improvements can be made to the mine design and mining methods outlined in the pre-mining feasibility study.

Experience gained during the recent development work led to a number of conclusions that will be used as a basis for re-engineering future mine plans. These include the following:

1.	Ground conditions in development workings were generally fair to good and posed no impediment to development operations. Original roof control and bolting patterns were likely over-designed.
2.	Underhand cut and fill mining with CRF can be conducted safely in the ore zones.
3.	It was determined that the developed stope-access drifts, accounted for as ‘secondary development’, were not properly placed to achieve good mining orientations and high ore yields. A strong focus needs to be placed on future placement and orientation of access drifts into the mining levels to increase mining productivity and ore yield from any given access drift. Original stope-access designs did not take these considerations into account.
4.	No apparent in-situ stress or rib squeeze was detected in the ribs or walls on the development levels. As a result, cuts were increased in height during operation from their original designs with no impact. Further work is required to determine optimal cut height. Increased cut height should reduce required access development costs.
5.	Ore geometry is complex in the OG zone which requires a strong geologic understanding to guide ore mining operations. Close-spaced drilling of stoping areas is required to clearly delineate ore geometries and boundaries prior to mining. This work was not considered in the original pre-mining feasibility study.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

6.	Limestone clasts inherent in the ore combined with waste dilution from mining created grade dilution. Grade distribution tests verified that larger rock particles in the ore were mostly waste. To enhance shipped ore grade, ore screening tests revealed that up to 20 percent of total material may be screened off using a 3” passing-screen-deck, and the rejected material contained little or no gold, thus resulting in higher ore grades being shipped to third-party processing facilities.
7.	Stope productivity can be improved by decreasing inefficiencies associated with geologically controlled “selective” mining activities and focusing instead on a bulk mining approach while removing waste dilution from the ore on surface by screening.
8.	Engineers, on review of underground mining conditions, have recommended that modified long-hole stoping systems be considered for Pinson-underground.
9.	Actual mining results reconciled to within 20 percent of modeled reserve ounces. The reserve model generally performed well; however with only approximately two percent of total reserve tons mined, and only from the OG zone, an accurate conclusion concerning model performance cannot be drawn due to the limited sample. It is believed that further review of data used to model ore zones may create greater production design control.
10.	The feasibility resource model at Pinson utilized two sets of ore shells to control model grades; one outlining the outer zones of mineralization with a 0.05 ounce per ton envelope and an inner high-grade shell utilizing 0.25 ounce per ton. The cutoff grade utilized in the outer shell was overly low and needs to be increased to reduce excessive dilution in some areas and grade extrapolation in others. This issue must be fixed prior to any re-design of the mine.
11.	Multiple types of ore, the use of multiple processing plants for gold recovery, and processors using sliding scales based on head-grade to determine payable recoverable ounces combined to require a strong focus on ore control and ore management systems at Pinson. Improving these ore control systems is a key to success for future mining.
12.	Start-up of operations in a peak gold market environment with significant competition for contactors and personnel led, in part, to higher than anticipated costs. Care must be taken upon re-starting operations to manage third-party pricing expectations and employees’ salaries. Bringing some components of the mining and surface operations in-house may improve cost structure and productivity.

Based on this experience, it is believed that improvements to the project design and plan can be made to improve efficiencies and future project economics and that additional engineering, mine-design, and costing studies are justified.

During 2014, Atna plans to reassess the Pinson underground resource model followed by a re-design of the underground mine plan utilizing experience gained, as discussed above. This work will be performed in preparation for resuming development when gold markets are stronger and funds becomes available to allow the re-start. Pre-feasibility work is currently underway for the Mag pit project adjacent to the underground project. Management believes that operating the potential open pit, heap leach operation simultaneously with the underground operation will assist in distributing overhead cost and provide a lower cost processing outlet for oxide ores mined from underground.

The Company spent $22.2 million in 2013 at Pinson on underground development, equipment purchases, and construction of buildings and other infrastructure. Prior to an impairment evaluation and write-off in 2013 of $30.7 million of secondary-development, Pinson, inclusive of the cost of the resources in the Mag open-pit area, had a net carrying cost of $65.5 million.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

As discussed above, the existing ore stope access or secondary development drifts were poorly placed to maintain good mining productivities and ore yields. The existing secondary development work may or may not be utilized in any future mine design. In view of this uncertainty, the Company determined that all secondary underground development at Pinson-underground was impaired as it may not be utilized in the future and $30.7 million of secondary development was written-off as impaired. Other principal assets were determined to have probable future benefits and fair values in excess of carrying cost; such assets include: Mag open-pit resources, underground resources and reserves, buildings and equipment, and primary underground development.

Pinson underground is permitted to extract by underground mining up to 400,000 tons of ore per year for offsite processing. Atna provided the State of Nevada with approximately $0.8 million of bonding to date and anticipates posting an additional $0.9 million in the second quarter of 2014.

Mag Open Pit at Pinson

The Pinson mine had previously operated as an open-pit mine with gold produced from oxide ores through heap-leach and oxide mill recovery. Between 2004 and 2011, the Pinson joint venture conducted substantial drilling from surface in and around the existing open pits providing new information and expanding the mineral resource base in and around the old pits. The Company evaluated this potential, which resulted in the development of a substantial measured and indicated mineral resource containing 981,700 gold ounces that the Company believes to be amenable to open-pit mining and heap-leach gold recovery. This resource is adjacent to but separate from the underground resource.

The Company has initiated a pre-feasibility study to determine the economic feasibility of developing the section 33 pit, which resides on private property. This study is expected to be completed by the end of the second quarter 2014. A second goal of this study is to develop information needed to produce a Mine Plan of Operations to be submitted to the NDEP to commence the permitting process. This project is currently unpermitted and will be subjected to the permitting process prior to the commencement of mining.

A metallurgical-sample drilling program in the Mag open pit was completed in May, 2012. A total of four PQ core holes were drilled totaling 2,086 feet to acquire samples for column leach testing of the potential open-pit, heap-leach gold resources in the Mag pit. Column leach testing was the focus of the metallurgical work with attention to crush-size optimization, gold recovery optimization, evaluation of reagent costs, and the evaluation of any recovery issues associated with carbon or gold encapsulation. This metallurgical program was completed in 2013 with positive results.

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 162 unpatented mining claims at Columbia, which is located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. The patented claims are subject to NSR royalties that range from zero to six percent. Columbia is a ‘green-field’ site, subject only to minor historic mining, and not previously having operated as a modern commercial mine.

The Company engaged Gustavson Associates, LLC, an independent engineering to complete the “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” dated June 2, 2010 (the “Columbia PEA”) prepared by William J. Crowl R.G., MMSA SME-RM, Donald Hulse P.E., and Richard Moritz, MMSA of Gustavson Associates, LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Results of the Columbia PEA demonstrate that the project may have favorable development potential. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized. Additional studies are required to fully demonstrate the future economic feasibility of the project. This work however justifies moving ahead with a feasibility level study to further define the economics of the project which may potentially justify commencing the permitting process.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

The Columbia mineral resource estimate is summarized in the Summary of Mineral Resources and Reserves section utilizing a cut-off gold grade of 0.02 oz/ton, which is calculated utilizing operating cost and expected recovery parameters as developed in the Columbia PEA with supporting metallurgical test work. The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The Columbia PEA contemplates a conventional open pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate. Concentrates would be sold to third party processing facilities. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

The Columbia PEA developed a number of recommendations for future work. These include:

•	Additional metallurgical sampling to adequately test the various parts of the resource sufficiently to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

A second round of metallurgical test work was completed in February 2012. This work was focused on optimizing flotation gold recovery and characterizing gold concentrate grade and quality. This program focused on utilizing conventional gravity and flotation gold recovery methods to produce concentrate products. Both rougher and cleaner floatation circuits were utilized. Reverse circulation reject samples were composited to create representative oxide mineral samples for testing. Overall recovery was approximately 88 percent for gold and 50 percent for silver. Cleaner flotation upgraded the flotation concentrate to the range of 39 ounces per ton of gold and 125 ounces of silver. Cyanide leach test on flotation concentrate produced a gold recovery of 98 percent and a silver recovery of 96 percent, indicating a high level of oxidation.

In 2012, the Company completed seven reverse circulation rotary holes drilled to obtain metallurgical samples for additional process optimization studies. Total footage drilled was 3,468 feet (1,057 m). Holes in this program were drilled down the structural zones to obtain large quantities of mineralized sample material and the intercept lengths do not represent true thicknesses. The long, down-structure intercepts provide strong support for the down-dip continuity of the gold and silver grades in both the Columbia and Donnely vein systems and provide additional support for the resource estimate detailed in the Columbia PEA.

Additional metallurgical test work will be conducted utilizing samples from this drilling program to further support the currently selected flotation and gravity gold recovery process. Atna's goal is to continue to develop base data to support the completion of a Mine Plan of Operations as a basis to commence the permitting process at Columbia.

In addition to drilling, the Company continues to gather environmental baseline data. Monitoring of water resources has been conducted at the Project since the 1990s and has yielded an extensive water quality database. The program was expanded in 2012 with the addition of eight groundwater piezometers and a geomorphic survey of stream reaches. The collected groundwater information will support evaluation of mine water issues such as water supply and dewatering needs. The geomorphic survey is the initial step in characterizing aquatic habitat in the area. The environmental program was also expanded to include terrestrial resources including wildlife, vegetation and wetlands. Monitoring continued through the 2013 summer field season. Extensive logging operations and timber sales were conducted from the property throughout the summer of 2013.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Gold mineralization at Columbia is considered a Tertiary-age, low-sulfidation, epithermal volcanic-hosted quartz-adularia vein system. Mineralization is associated with two high-angle fault zones which host the two principal vein and stockwork vein zones known as the Columbia and Donnely veins. The veins are exposed on the surface for over 7,000 feet (2,100 m) in a north-south direction and have been explored to a depth of over 500 feet (150 m) vertically. Gold and silver mineralization is accompanied by broad zones of argillic to propylitic alteration of the dominantly mafic volcanic flows which host the deposit.

Columbia is not currently permitted for development. Management’s goal is to collect sufficient baseline data to commence a feasibility study and a “Mine Plan of Operations”. Submission of this work will initiate the formal, multi-year permitting process at Columbia. Columbia is located on patented and unpatented mining claims within a US National Forest. As with all mining projects, an environmental impact statement and permitting process must be completed before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions.

Cecil R Project, California

Cecil R is located four miles north of Briggs. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report titled “NI 43-101 Technical Report Mineral Resource Estimate Cecil R Gold Deposit, Inyo County, California USA” dated March 2, 2010 (the “Cecil R Report”) prepared by Fred Barnard, PhD and Robert L. Sandefur, P.E. of Chlumsky, Armbrust & Meyer LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101.

Work at Cecil R leading up to the NI 43-101 resource estimate included over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit which hosts the nearby Briggs gold deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

In late 2012, a scoping level economic study was commenced on the Cecil R project. This non-NI 43-101 compliant report produced positive results, and the Company believes this justifies continued work on the project. Additional preliminary engineering work is planned in order to allow a Mine Plan of Operations to be submitted to regulatory authorities. The Cecil R open-pit project may be required to comply with the California Backfill Regulation and be permitted as a stand-alone project.

EXPLORATION PROPERTIES

Clover, Nevada

The Clover gold exploration property (“Clover”) is situated approximately 42 miles (67.5 kilometers) northeast of Winnemucca in Elko County, north-central Nevada, and consists of 255 unpatented lode claims covering approximately 2,000 acres (810 hectares). Access is via all-weather gravel roads off Nevada State Route 18 and accessed from Interstate 80 at the Golconda exit. Under an agreement dated March 11, 2003, the Company acquired a 100 percent interest in 22 claims on Clover, subject to a three percent NSR royalty. Clover has a fully bonded Plan of Operations permit with the Bureau of Land Management.

The Clover prospect is a low sulfidation epithermal, vein-hosted gold prospect situated along the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains. The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift.  These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

The Company is seeking a new venture partner to carry out additional exploration at the property.

Sand Creek Uranium Joint Arrangement, Wyoming

In August 2006, the Company and Uranium One Exploration USA Inc, (“Uranium One”) formed the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming. In June 2009, the Company entered into a supplemental agreement to the Sand Creek Agreement, which was amended in later periods (“the “Supplemental Agreement”). Under the Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before June 2014 to increase its interest in the project from 30 percent to 51 percent. As of December 31, 2013, Uranium One reported having spent $1.3 million of the $1.6 million, and having increased their interest to 39.9 percent. At termination or completion of the Supplemental Agreement, the Sand Creek JV will remain effective and the parties’ operating interests will be set in proportion to the amount of their respective expenditures or the 51/49 percent stipulated interest, respectively.

The Sand Creek JV area was identified by the Company and its former joint venture partners during a uranium exploration program in the early 1980s. Since that time a total of 174 drill-holes have been completed totaling approximately 130,000 feet of drilling. Within the program area, uranium drill-hole intercepts, as defined by down-hole gamma logging, identified the potential for multiple uranium roll-front-type uranium deposits. Uranium mineralization in the program area is hosted in the Chadron Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from five to 20 feet in thickness and occasionally range up to 45-feet in thickness. All of the claims are underlain by the uranium host rocks of the Chadron Formation. This work has confirmed the presence of “roll front” style uranium mineralization. The Company does not control the timing of future drilling operations under the terms of the Sand Creek Supplemental Agreement.

Montana Mineral Rights

Atna owns approximately 800,000 acres of mineral rights in western Montana. The fee mineral rights underlay surface rights owned by other parties. The lands and mineral rights are comprised primarily of lands assembled in the early 1900s by the former Anaconda Company for their timber and mineral potential. The lands occur in thirteen counties in the mountainous terrain west of the Continental Divide, with most of the lands being located within 50 miles east and west of Missoula, extending to the Idaho State line, and within 60 miles west of Kalispell in northwestern Montana. The mineral rights contain many known occurrences of mineral commodities including gold, silver, copper, barite and phosphate. The Company is in the process of subdividing this package for exploration joint venture or sale.

In February 2011, CR Montana Corporation, a wholly owned Company subsidiary, signed an agreement with the Montana Department of Fish, Wildlife & Parks to sell 29,488 acres of mineral rights in the Fish Creek State Park area for a price of $0.15 million to the State of Montana. The sale was completed November 29, 2012.

Kennecott Exploration Company (KEX) signed a Purchase and Sale Agreement on December 18, 2013 for the purchase of 22,975 acres of mineral rights in Missoula and Granite Counties. KEX will pay at closing $300,000 and will receive as part of the purchase a buy-back right to acquire 1,000 acres of the surface estate. CR Montana Corporation will retain a 1.5 percent NSR on the purchased rights. The due diligence period for this purchase is 90 days, and the purchase is scheduled to close on March 18, 2014.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Blue Bird Prospect, Montana

The Company owns a 100 percent interest in 6 unpatented mining claims (the “Blue Bird Prospect”) in Granite County, Montana located approximately 40 road miles southwest of the town of Phillipsburg, Montana. The Blue Bird Prospect was initially acquired by the Company in January 2013 by claim-staking. The property is located on a sedimentary-hosted copper-silver occurrence similar to the copper-gold mineralization at the Troy, Rock Creek and Montanore deposits located to the northwest in Lincoln County, Montana. Copper-silver mineralization is strataform and hosted by units of the Bonner Formation of the Precambrian Belt Super Group. Anaconda Corporation drill-tested the Blue Bird Prospect in the late-1970s and early-1980s and more recently General Minerals Corporation, which had an option on the property, tested the property. Historic Anaconda drill-hole intercepts include 19 feet grading 1.93 percent copper and 0.88 oz/ton silver. The foregoing historic numbers are being disclosed in reliance on Anaconda Company’s February 1980 drill-hole report and have not been confirmed by a NI 43-101 Technical Report and the Company is not treating these historic numbers as current resources or reserves. The Company is offering this property for joint venture.

Canadian Properties, Yukon and British Columbia

The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with the Company controlling 65.6 percent and Veris Gold Corporation (TSX:VG) controlling 34.4 percent. The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. These two properties are available for joint venture or sale.

RECLAMATION PROPERTY

Kendall, Montana

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. Kendall produced approximately 302,000 ounces of gold and 136,000 ounces of silver from 1988 through 1998.  From 1998 to the present time, the Company has continued with closure activities.

The Kendall permit area covers approximately 1,040 acres of which approximately 448 acres are disturbed.  As of December 31, 2013, a total of 432 acres or approximately 97 percent of the disturbed mining area has been reclaimed. CR Kendall has approximately $2.3 million on deposit in an interest-bearing account with the MDEQ for reclamation at Kendall. A further $0.2 million surety bond is also on deposit.

Kendall operated under permits issued by MDEQ and other regulatory agencies. The MDEQ has approved portions of the closure plan related to re-contouring, re-vegetation, drainage and heap dewatering, and heap closure. The Company believes that reclamation earthwork at the site is substantially complete. Water management and treatment at the site will be continued for the foreseeable future.

In April 2012, Kendall entered into an agreement with the MDEQ, whereby Atna agreed to provide financial support to complete a final EIS closure study. As part of this agreement, Kendall submitted on July 25, 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. The MDEQ has performed a completeness review of this plan, and Kendall has prepared responses to this review. The EIS will be managed by the MDEQ in consultation with Kendall. Any costs in excess of the EIS project budget will be shared equally between CRK and the MDEQ. No work has commenced on this study.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

As reclamation objectives at Kendall are achieved, parcels of land are being made available for purchase to the general public. In late 2010, 58.4 acres were donated to the Montana Council of the Boy Scouts of America. In 2011, Kendall completed sales of 304.8 acres of reclaimed land in three parcels and in June 2013, approximately 135 acres were sold to private parties. Kendall retains the water rights associated with the sold parcels as well as right-of-access to conduct environmental monitoring and additional reclamation, if required.

Regulatory agencies must give final approval to all closure measures and be satisfied that the mine has met all reclamation requirements.  There is no assurance of agency satisfaction with mine closure. Kendall uses internal and external technical and legal experts to monitor and ensure environmental compliance. Atna believes the operation is currently in material compliance with all environmental and safety regulations.

Summary of Mineral Reserves and Resources

The mineral reserve and resource figures below are estimates, subject to forward-looking-statement limitations. All reserve and resource figures are considered current as of reported dates indicated in the footnotes to the tables. The scientific and technical information about the Company’s mineral properties contained in this Report has been prepared under the supervision of, reviewed by and approved by William Stanley, a Registered Member of the Society for Mining, Metallurgy and Exploration, a Licensed Geologist, and the Company's Vice President Exploration, a “qualified person” as that term is defined in NI 43-101.

The mineral resources reported below, other than those declared as proven and probable mineral reserves, have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of a measured or indicated mineral resource within those areas classified as inferred.

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources: This section uses the terms “measured” and “indicated” mineral resources. The Company advises US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission (the “SEC”) does not recognize them. US investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

Cautionary Note to US Investors concerning estimates of Inferred Resources: This section uses the term “inferred” mineral resources. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred” mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exist, or is economically or legally minable.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Gold Mineral Reserves - Proven and Probable (1, 2, 3)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) - 100% Atna
Proven	3,380	0.020	69,013
Probable	3,582	0.021	75,264

Briggs reserves	6,962	0.021	144,277

Reward (2) - 100% Atna
Proven	3,293	0.025	83,049
Probable	7,438	0.022	166,466

Reward reserves	10,731	0.023	249,516

Pinson Underground (3) - 100% Atna
Proven	989	0.362	358,176
Probable	736	0.373	274,453

Pinson Underground reserves	1,724	0.367	632,629

Total reserves	19,417	0.053	1,026,422

(1)	Briggs mineral reserve summary is based on a 0.0069 oz/ton gold incremental leach cut-off grade calculated using $1,300 per ounce gold supported by the report titled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” dated May 29, 2012 with an effective date of March 26, 2012 (the “Briggs Report”) prepared by Alan C. Noble, P.E. of Ore Reserves Engineering, Michael J. Read, SME-RM of Chlumsky, Armbrust & Meyer LLC, William R. Stanley, SME-RM, V.P. Exploration of the Company, and Douglas E. Stewart, P.E., former V.P. and COO of the Company. Messrs. Noble and Read are independent qualified persons in accordance with NI 43-101 and Messrs. Stanley and Stewart are non-independent qualified persons in accordance with NI 43-101. The Briggs Report was filed on SEDAR on May 22, 2012. The mineral reserve has been updated and reconciled by Mr. Read for mine production in 2013 and is current as of December 31, 2013.
(2)	Reward mineral reserve is current as of December 31, 2013, using a >$0.01 net incremental value and $1,300 per ounce gold price, and is supported by the Reward Report filed on SEDAR on July 9, 2012. The reserves have been updated using the 12/31/2013 block model by Michael J. Read, SME-RM of Chlumsky, Armbrust & Meyer LLC.
(3)	The Pinson Underground Reserve is supported by the Pinson Technical Report filed on SEDAR on May 31, 2012 and has been reconciled for underground development and test mining completed through 12/31/2013.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Gold Mineral Resources - Measured, Indicated and Inferred (1, 2, 3, 4, 5, and 6)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs - 100% (1)	10,208	0.021	217,100
Reward - 100% (2)	4,819	0.022	105,500
Pinson - Underground 100% (3,4)	1,596	0.352	562,700
Pinson - Open pit 100% (3,4)	21,159	0.035	732,000
Columbia - 100% (5)	5,370	0.047	254,400
Cecil-R - 100% (6)	858	0.024	20,800

Total measured	44,010	0.043	1,892,500

Indicated
Briggs - 100% (1)	17,546	0.019	336,600
Reward - 100% (2)	15,474	0.018	282,400
Pinson - Underground 100% (3,4)	1,301	0.383	498,000
Pinson Open pit 100% (3,4)	4,307	0.058	249,600
Columbia - 100% (5)	11,294	0.043	487,300
Cecil-R - 100% (6)	2,382	0.022	52,700

Total indicated	52,304	0.036	1,906,600

Measured & indicated
Briggs - 100% (1)	27,754	0.020	553,700
Reward - 100% (2)	20,294	0.019	387,900
Pinson - Underground 100% (3,4)	2,897	0.366	1,060,700
Pinson - Open pit 100% (3,4)	25,466	0.039	981,700
Columbia - 100% (5)	16,664	0.045	741,700
Cecil-R - 100% (6)	3,240	0.023	73,500

Total measured & indicated	96,315	0.039	3,799,200

Inferred
Briggs - 100% (1)	12,285	0.018	218,600
Reward - 100% (2)	7,071	0.015	106,400
Pinson - Underground 100% (3,4)	2,236	0.378	845,700
Pinson - Open pit 100% (3,4)	824	0.034	28,300
Columbia - 100% (5)	10,705	0.042	453,600
Cecil-R - 100% (6)	5,144	0.019	99,400

Total inferred	38,265	0.046	1,752,000

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Silver Mineral Resources (Columbia) - Measured, Indicated and Inferred (5)

Category	Tons (x1,000)	Ag (oz/ton)	Contained Ounces
Measured	5,370	0.155	831,100
Indicated	11,295	0.115	1,304,400

Total measured & indicated	16,665	0.128	2,135,500

Total inferred	10,705	0.097	1,035,800

(1)	Mineral Resources for Briggs, Reward and Pinson – Underground include Proven and Probable Reserves
(2)	NI 43-101 Technical Report Briggs Mine, dated May 29, 2012; 0.006 oz/ton gold cut-off, adjusted for 2013 production and other changes during production.
(3)	NI 43-101 Technical Report Reward Gold Project, dated June 29, 2012; Resource updated to include 2013 drilling by Robert Sandefur of Chlumsky, Armbrust & Meyer LLC using a 0.006 oz/ton gold cut-off grade and $1,300 per ounce gold price.
(4)	NI 43-101 Technical Report, dated May 25, 2012: using 0.20 oz/ton cut-off (underground) and 0.010 oz/ton cut-off (open pit). The underground resource has to be reconciled against development and test-mining completed in 2013.
(5)	NI 43-101 Technical Report Columbia Gold Property, June 2010; 0.020 oz/ton gold cut-off.
(6)	NI 43-101 Technical Report Cecil R Gold Property, March 2010; using a 0.010 oz/ton gold cut-off.

Selected Annual Information

Following is selected annual information for the last three years ended December 31. The information is reported in USD, in accordance with IFRS, consistently applied.

Year ended	2013	2012	2011
Total revenues	$45,035,100	$59,763,300	$51,755,400
Cost of sales, excluding impairments & inventory valuation adjustments	40,314,900	43,580,700	37,638,500
Impairments & Inventory valuation Adjs.	35,685,700	-	-
Net (loss) income	$(49,619,600)	$6,886,000	$15,084,400
Basic and diluted (loss) income per share	$(0.32)	$0.05	$0.14

Working capital	$(7,039,800)	$6,429,000	$(4,726,500)
Total assets	$112,277,300	$160,184,700	$131,205,300
Total non-current liabilities	$8,431,000	$7,784,900	$13,049,200
Total liabilities	$35,767,300	$42,816,200	$44,413,700
Total shareholders' equity	$76,510,000	$117,368,500	$86,791,600
Number of shares issued and outstanding	189,922,144	144,989,922	117,374,643

Gold and silver revenues decreased $14.7 million, or 25 percent, to $45.0 million in 2013 relative to 2012. Gold ounces sold decreased from 35,641 to 31,683 ounces, an 11 percent decrease, and the average price realized per gold ounce decreased from $1,667 to $1,412, a 15 percent decrease. Ounces produced and sold declined principally due to labor and equipment being focused on a capitalized stripping campaign in the first five months of 2013. Market conditions drove the decline in the average selling price. In 2012 relative to 2011, gold and silver revenues increased $8.0 million, or 15 percent, to $59.8 million. Gold ounces sold increased from 32,371 to 35,641 ounces, a 10 percent increase, and the average price realized per gold ounce increased from $1,588 to $1,667, a 5 percent increase. Ore grades and an upgraded crushing circuit contributed to the increase in the ounces produced and sold in 2012.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Cost of sales, including depreciation and excluding long-term asset impairments and inventory valuation adjustments decreased 7 percent in 2013 relative to an 11 percent decrease in ounces and increased 16 percent in 2012 relative to a 10 percent increase in ounces. Total costs increased approximately 4 percent in 2013 and 6 percent in 2012 due to increasing costs of labor and consumable materials.

In 2013, the Company recognized $33.1 million of impairments against long-lived, non-operating properties in various stages of development. In 2013, the Company adjusted inventory values to net realizable value less costs to complete the inventory, resulting in a recognized expense of $2.6 million. These adjustments and the noted trends in revenues and cost of sales principally underlay the changes in net income.

As of December 31, 2013, the Company had a net working capital (current assets less current liabilities) deficit of $7.0 million; however $22.0 million of working capital was subsequently drawn in January of 2014 through a long-term note obligation to refinance current obligations. Similarly, subsequent to year-ends, refinancing increased December 31, 2012 and 2011 working capital by C$17.5 million and C$20.0 million, respectively.

Total assets declined in 2013 principally due to the noted impairments, whereas total assets increased in 2012 due principally to development expenditures at Pinson underground. Non-current liabilities have been decreasing through the scheduled retirement of the 2009 Gold Bonds and other long-term debt. Development and acquisitions in 2013 and 2012 were principally financed by operating cash flows, receipts from stock offerings, and the exercise of warrants; whereas in 2011, acquisitions and development were principally financed by operating cash flows and the debt facility with Sprott.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Summary of Quarterly Results

Following is selected quarterly financial information for the eight most recent quarters. The information is reported in USD, in accordance with IFRS, consistently applied.

Results for Quarter ended	Dec-13	Sep-13	Jun-13	Mar-13
Revenues, gold and by-product sales	$10,699,000	$12,030,500	$9,784,200	$12,521,400
Percent change from previous quarter	-11%	23%	-22%	-24%
Percent change from prior period	-35%	-15%	-26%	-21%

Average gold price per ounce sold	$1,310	$1,308	$1,436	$1,625
Percent change from previous quarter	0%	-9%	-12%	-5%
Percent change from prior period	-24%	-21%	-11%	-3%

Gold ounces sold	8,115	9,147	6,775	7,700
Percent change from previous quarter	-11%	35%	-12%	-20%
Percent change from prior period	-15%	6%	-16%	-18%

Cost of sales, excluding depreciation & fair-value Adj.	$7,996,500	$9,096,800	$7,714,900	$8,491,600
Percent change from previous quarter	-12%	18%	-9%	-17%
Percent change from prior period	-22%	1%	1%	-1%

Cost of sales, excluding Depr. & fair-value Adj., per Oz. sold	$985	$995	$1,139	$1,103
Percent change from previous quarter	-1%	-13%	3%	3%
Percent change from prior period	-8%	-5%	21%	20%

Inventory fair-value adjustment to net realizable value	$1,830,100	$(600,900)	$1,366,400	$-

Impairment of non-current assets	$33,090,100	$-	$-	$-

Depreciation and amortization, cost of sales	$2,279,600	$1,525,800	$1,582,700	$1,627,000
Depreciation and amortization, cost of sales, per Oz sold	$281	$167	$234	$211

General & administrative expense, including depreciation	$1,229,900	$1,273,400	$1,174,400	$1,337,900
Exploration and property-maintenance expense	$576,000	$748,000	$204,000	$308,100
Site restoration expense	$(568,600)	$-	$-	$-

Interest expense	$(2,139,000)	$(992,600)	$(211,100)	$(102,900)
Realized and unrealized gain (loss) on derivatives	$89,700	$(189,700)	$811,900	$171,900
Other income (expense) not listed above	$221,300	$23,000	$(111,000)	$85,800

Income tax recovery (expense) , net	$(10,604,700)	$-	$669,900	$(93,500)

Net (loss) income after income tax for the quarter	$(48,167,300)	$(1,171,900)	$(1,098,500)	$818,100
Basic (loss) income per share	$0.25	$(0.01)	$(0.01)	$0.01

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Results for Quarter ended	Dec-12	Sep-12	Jun-12	Mar-12
Revenues, gold and by-product sales	$16,494,500	$14,236,800	$13,159,600	$15,872,400
Percent change from previous quarter	16%	8%	-17%	12%
Percent change from prior period	16%	-14%	12%	72%

Average gold price per ounce sold	$1,714	$1,647	$1,613	$1,683
Percent change from previous quarter	4%	2%	-4%	0%
Percent change from prior period	2%	-3%	6%	20%

Gold ounces sold	9,600	8,600	8,100	9,400
Percent change from previous quarter	12%	6%	-14%	12%
Percent change from prior period	14%	-11%	5%	42%

Cost of sales, excluding depreciation	$10,253,900	$8,988,700	$7,623,000	$8,620,000
Percent change from previous quarter	14%	18%	-12%	9%
Percent change from prior period	29%	0%	6%	45%

Cost of sales, excluding depreciation, per ounce sold	$1,068	$1,045	$941	$917
Percent change from previous quarter	2%	11%	3%	-3%
Percent change from prior period	13%	13%	1%	2%

Depreciation and amortization, cost of sales	$2,111,900	$1,960,200	$1,799,000	$2,224,000
Depreciation and amortization, cost of sales, per Oz sold	$220	$228	$222	$237

General & administrative expense, including depreciation	$1,688,000	$1,042,900	$1,083,300	$1,088,500
Exploration expense	$529,500	$783,800	$292,500	$127,500
Provision for site restoration	$392,800	$-	$-	$-

Interest expense	$(145,400)	$(298,100)	$(406,700)	$(474,600)
Realized and unrealized gain (loss) on derivatives	$367,300	$(841,100)	$282,900	$(562,700)
Other (expense) income not listed above	$(84,400)	$184,500	$(183,000)	$87,100

Income tax benefit (expense), net	$632,100	$228,300	$(52,200)	$(1,001,800)

Net income after income tax for the quarter	$2,288,000	$734,800	$2,002,800	$1,860,400
Basic income per share	$0.02	$0.01	$0.02	$0.02

The Company’s financial results are not significantly impacted by seasonality. Quarterly expenses and income vary depending on the tons of ore mined and processed; ore grades; stripping ratios; labor, diesel, chemical, tire, and maintenance costs; realized and unrealized gains and losses on derivatives; gains or losses on the sale of investments and disposals of properties; and other factors. Significant operating costs include: labor and benefits, fuel, maintenance and supplies, chemicals, explosives, and outside services. Competition for experienced mining staff continues to be an issue and has been a factor in increasing the costs of doing business. Fuel cost is a significant cost factor at Briggs. In 2013 and 2012, diesel fuel represented approximately 22 percent and 21 percent of “Cost of sales, excluding depreciation”, respectively.

Gold price trends indicated above reflect global market conditions. Gold prices have averaged between $1,714 and $1,308 per ounce in each of the last eight quarters. The gold market seems to have bounced off lower prices at the end of Second Quarter 2013 and Fourth Quarter 2013, so there is some expectation that this rebound signals a favorable change in the cycle.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Ounces sold relate directly to operating capacity and production. In 2013 and 2012, production was principally impacted by changes in the degree of stripping activities; changes in mined ore grades; and disruptions related to mechanical failures of the secondary crusher, which was rebuilt in June 2012. Production statistics, inclusive of stripping ratios, grades and recoveries, and Briggs costs are discussed above under “Briggs Mine, California” for the Company’s operating property.

Changes in total cost of sales, excluding depreciation, by quarter have been generally consistent with changes in ounces. The average cost per gold ounce declined significantly in both the fourth and third quarters of 2013 as ore production picked-up. A focus on stripping of the Goldtooth South pit caused costs per gold ounce to remain at a relatively high level late in the Fourth Quarter 2012 and through the Second Quarter 2013. Ore-mining productivity had decreased in Fourth Quarter 2012 due to reduced working space in the bottom of the Main pit, the unusual presence of water in the Main pit, and the narrow approach to and bottleneck in the Goldtooth North Pit. Third Quarter 2012 costs increased due to residual cost and productivity impacts from the Second Quarter 2012 failure of the secondary crusher and an unusual cycling of high-cost wear items, primarily tires, conveyor belts, and other conveyor components. Higher-than-expected diesel fuel prices and prices of other consumables added an additional variance in the third and fourth quarters of 2012. Costs per gold ounce were considered relatively typical in the first and second quarters of 2012.

In 2013, the Company adjusted inventory values to net realizable value less costs to complete the inventory, resulting in a recognized expense of $2.6 million. $1.4 million was recognized at June 30, 2013; $0.6 million of this $1.4 million was reversed on September 30, 2013 when gold prices were higher; and another $1.8 million was recognized on December 31, 2013.

In 2013, the Company recognized $33.1 million of impairments against long-lived, non-operating properties in various stages of development. Please see footnotes to financial statements for a complete description.

Depreciation and amortization within cost of sales has been consistent on a cost-per-unit basis between most quarters. However, as a Second Quarter 2013 adjustment reducing the value of inventory to net realizable value flowed through the depreciation expense component of cost of sales in Third Quarter 2013, the average depreciation per ounce declined to $167 in that quarter. Depreciation expense per ounce in Fourth Quarter 2013 increased to $281 reflecting increased depreciation for capitalized stripping and other sustaining capital additions in recent prior quarters.

General and administrative expenses have also been relatively consistent between quarters. General and administrative expenses were higher in Fourth Quarter 2012, principally due to equity compensation and Company-wide bonuses granted or paid in that period.

Exploration expenses vary directly with projects undertaken and the degree of certainty of future benefit. In the third and fourth quarters of 2013, leaching tests and geological and pre-feasibility studies were principally being conducted for the Mag open pit at Pinson, and Pinson-underground was placed on care and maintenance, such costs being included with exploration expenses in the table above. Third Quarter 2012 exploration expenses were higher than in prior quarters as pre-feasibility drilling programs were undertaken at Pinson open-pit and Columbia. Fourth Quarter 2012 exploration expenses were principally for drilling near Briggs.

The Company decreased its estimate for future reclamation costs to be incurred for the Briggs mine and decreased the provision for that and other reclamation work by a net $0.6 million in Fourth Quarter 2013. In Fourth Quarter 2012, the Company recognized an increase in the estimate for future reclamation costs, principally at Kendall, and recognized a net provision of $0.4 million.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Interest expense was trending down through and including the Second Quarter 2013 as debt was being reduced and interest on new debt, associated with the acquisition and development of Pinson-underground, was instead capitalized. When debt, including existing general corporate debt, is used to fund material capital projects such as the development of the Pinson mine, accounting guidance (IFRS) requires the related interest on the debt to be capitalized as part of the cost of the project. When Pinson-underground was placed on care and maintenance at the end of June 2013, interest incurred was expensed. In Fourth Quarter 2013, $1.1 million of loan-amendment fees, related to the Sprott note replaced in January of 2014, was written-off effectively as interest.

Realized and unrealized gains and losses on derivatives relate directly to market movements in the price of gold and the embedded forward sales in the 2009 Gold Bonds. Please see descriptions of these derivatives and the 2009 Gold Bonds in the footnotes to the financial statements and in this MD&A.

Income tax benefits and expenses recorded relate to the current year’s results, to the deferred tax provision related to changes in longer-term projections, and to updates in the expected use of the Company’s deferred net operating losses (NOL’s). During 2013, the Company updated and recognized reductions of $10.3 million in its deferred tax assets (“DTA”) attributable to its US net operating loss carryforwards and all other sources. As development efforts have been suspended for the time being for Pinson and Reward and until the timing and magnitude of future taxable profits becomes clearer, the Company determined that there is not a sufficient probability that future taxable profits will be available to utilize tax loss carryforwards and deductible temporary differences.

Results of Operations – Fourth Quarter 2013 versus Fourth Quarter 2012

Atna recognized a net loss of $48.2 million, $(0.25) per basic share, and a pre-tax loss of $37.6 million for the Fourth Quarter 2013. These quarterly results compare to net income of $2.3 million, $0.02 per basic share, and pre-tax income of $1.7 million for the Fourth Quarter 2012. Significant elements of the $50.5 million decrease in net income and the $39.3 million decrease in pre-tax income between the two quarters are presented below.

•	Gold and silver revenues decreased $5.8 million, or 35 percent, to $10.7 million in the Fourth Quarter 2013 compared to the Fourth Quarter 2012 with the gold ounces sold decreasing from 9,565 ounces to 8,115 ounces, a 15 percent decrease, and the average price realized per gold ounce sold decreasing from $1,714 to $1,310, a 24 percent decrease.
•	Cost of sales, excluding depreciation, and excluding impairments and adjustments to inventory valuations, was $8.0 million in Fourth Quarter 2013 and $10.3 million in Fourth Quarter 2012, a decrease of $2.3 million and 22 percent. Ounces sold decreased 15 percent, so a net 7 percent decrease relates to decreased per unit costs. Few of the unfavorable conditions in Fourth Quarter 2012 persisted into Fourth Quarter 2013. In Fourth Quarter 2012 ore mining productivity was relatively low due in part to: reduced working space in the bottom of the Main pit, the unusual presence of water in the Main pit, and the narrow approach to and bottleneck in the Goldtooth North Pit. There were also residual costs from Third Quarter 2012 carried forward as part of the inventory sold in Fourth Quarter 2012 that included impacts from the secondary crusher outage; an unusual cycling of high-cost wear items, primarily tires and conveyor belts; relocation and repair of the leach pad stacking system from the second lift to the third lift of the leach pad; and increasing diesel fuel prices.
•	A write-down of Briggs inventory value to net realizable value less costs of completion resulted in recognition of an expense of $1.8 million in Fourth Quarter 2013. The adjustment was based on the quarter-end gold price of $1,205 per ounce of gold. There was no similar adjustment in Fourth Quarter 2012.
•	Impairments of $33.1 million were recognized in Fourth Quarter 2013 whereas no assets were regarded as impaired in 2012. The impaired properties are all non-operating properties at various stages of development; i.e., mineral rights, exploration properties, a property on care and maintenance, and property associated with a mine in reclamation. Please see footnote to financial statements for a complete description.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

•	General and administrative expenses declined $0.5 million to $1.2 million in Fourth Quarter 2013. This generally reflects the absence of bonuses and the decrease in equity-compensation granted relative to those paid and granted in Fourth Quarter 2012.
•	$0.2 million less was spent on exploration activities in Fourth Quarter 2013 than in Fourth Quarter 2012, but an additional $0.2 million was expended for the maintenance of Pinson-underground in Fourth Quarter 2013.
•	Site restoration expense decreased $1.0 million to a recovery $0.6 million in Fourth Quarter 2013 compared to Fourth Quarter 2012, due to a decrease in estimated future Briggs reclamation costs in 2013 versus an increase in estimated future reclamation costs at Kendall in 2012.
•	Interest expense increased $2.0 million to $2.1 million in the Fourth Quarter 2013 both as $1.1 million of fees for the final Sprott loan amendment were expensed and as interest was no longer capitalized to Pinson-underground development after June 2013.
•	Realized and unrealized gains and losses on derivatives were a net benefit of $0.9 million in Fourth Quarter 2013, $0.3 million less favorable than in Fourth Quarter 2012. These gains and losses all followed from changes in gold-prices and the impact of these changes on the embedded derivatives in the 2009 Gold Bonds. The 2009 Gold Bonds were retired at the end of 2013.
•	Other income and gains and losses on asset disposals netted $0.2 million in Fourth Quarter 2013 and resulted principally from gains on insurance settlements for pre-mature mechanical failures of equipment. In Fourth Quarter 2012, these gains and losses aggregated a $0.1 million expense.
•	During Fourth Quarter 2013, the Company updated and recognized reductions of $10.9 million in its deferred tax assets (“DTA”) attributable to its US net operating loss carryforwards and all other sources, and the Company recognized a current tax recovery of $0.3 million. In Fourth Quarter 2012, the Company recognized a deferred tax expense of $0.1 million and a current tax recovery of $0.7 million.

As of December 31, 2013, cash and cash equivalents were $0.8 million, a $2.0 million decrease since September 30, 2013. The significant elements underlying the net decrease of $2.0 million in cash in Fourth Quarter 2013 are presented below with comparisons to Fourth Quarter 2012.

•	$1.5 million was provided by operations in Fourth Quarter 2013, inclusive of a $0.5 million decrease in working capital, compared to approximately $4.4 million provided by operations in Fourth Quarter 2012, inclusive of a $0.8 million decrease in working capital. Decreased revenues detracted from the operating cash flows most significantly.
•	$1.4 million was spent for mine development and to acquire capital equipment at Pinson and Briggs in Fourth Quarter 2013 compared to $8.4 million used to acquire capital equipment at Pinson and Briggs in the Fourth Quarter 2012. Expenditures for Pinson-underground in Fourth Quarter 2013 were principally for activities performed and accrued in Second Quarter 2013 before that project was placed on care and maintenance.
•	Other investment activities differed as follows between the two quarters:
1.	$0.7 of capitalized interest was recognized for Pinson in Fourth Quarter 2012, but no interest was capitalized in Fourth Quarter 2013.
2.	$0.8 million of pre-production gold sales from Pinson were netted with capital development in Fourth Quarter 2012, but no sales were completed by Pinson in Fourth Quarter 2013, having been placed on care and maintenance in June 2013.
3.	Briggs expended $0.8 million on stripping activity assets in Fourth Quarter 2013 and nothing on the ‘production stripping’ in Fourth Quarter 2012.
4.	Proceeds from insurance settlements and asset sales totaled $0.4 million in Fourth Quarter 2013 and $0.6 million in Fourth Quarter 2012.
•	$1.7 million was used for the scheduled repayments of notes, 2009 Gold Bonds, and capital leases in Fourth Quarter 2013 compared to $1.5 million used for debt repayments in Fourth Quarter 2012.
•	Warrants and options exercised in Fourth Quarter 2012 contributed $3.5 million, whereas warrants and options exercised contributed in Fourth Quarter 2013 were nil.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Results of Operations – Year Ended December 31, 2013 versus Year Ended December 31, 2012

Atna recognized a net loss of $49.6 million, $(0.32) per basic share, in 2013. The loss before income tax was $39.6 million in 2013. These 2013 results compare to a net income of $6.9 million, $0.05 per basic share, for 2012. Income before income tax was $7.1 million in 2012. Significant elements of the $46.7 million decrease in income before income tax and the $56.5 million decrease in net income between the two periods are presented below.

•	Gold and silver revenues decreased $14.7 million, or 25 percent, to $45.0 million in 2013 relative to 2012. Gold ounces sold decreased from 35,641 to 31,683 ounces, an 11 percent decrease, and the average price realized per gold ounce decreased from $1,667 to $1,412, a 15 percent decrease.
•	Cost of sales, excluding depreciation and inventory adjustments to net realizable value, decreased $2.2 million, or 6 percent, in 2013. Ounces sold decreased 11 percent, so a net 5 percent increase relates to increased per unit costs. Much of the increase in per unit costs resulted from fixed costs being spread over the decreased ounces of sales. Fewer ounces produced and sold resulted from the factors previously discussed in the Briggs-property section.
•	Depreciation and amortization within cost of sales decreased $1.1 million, or 13 percent, in 2013 relative to 2012. The units-of-production method of calculating depreciation generally causes depreciation to vary with the ounces sold. Approximately a $0.8 million decrease in recognized depreciation expense resulted in 2013 from less depreciation being reclassified from inventory to cost of sales in the third quarter of 2013 as the depreciation associated with the inventory sold had been diminished by the June 30, 2013 write-down of inventory to its net realizable value. Please see next bullet point.
•	In 2013, the Company recognized a write-down of $2.6 million in its inventory carrying-cost, adjusting to net realizable value less estimated costs of completion. There were no similar adjustments in 2012. At June 28, 2013, the London pm fix price was $1,192 per ounce of gold, and as Briggs’ weighted average cost per ounce was greater than this estimated net realizable value less estimated costs of completion, a $1.4 million write-down in the value of the inventory was recognized. At September 30, 2013, the London pm fix price was $1,327 per ounce of gold, and as Briggs’ weighted average cost per ounce was less than this estimated net realizable value less estimated costs of completion, consistent with IFRS guidance, the inventory value was increased by $0.6 million to its updated weighted average cost at that time. As the weighted average cost of the inventory declined in the third quarter of 2013, the adjustment from net realizable value back to weighted average cost was less in absolute terms than the original write-off. As a result, a $0.8 million adjustment to net realizable value remained on the Statement of Operations after the third-quarter 2013. At December 30, 2013, the London pm fix price was $1,205 per ounce of gold, and as Briggs’ weighted average cost per ounce was greater than this estimated net realizable value less estimated costs of completion, a $1.8 million write-down in the value of the inventory was recognized. This $1.8 million write-down of inventories on-hand at year-end plus the $0.8 million net write-down carried forward from prior quarters equals the $2.6 million recognized on the Statement of Operations.
•	An impairment loss for non-current assets of $33.1 million was recognized at December 31, 2013, whereas no impairment was recognized in 2012. $30.7 million of the loss was for the impairment of the secondary-mine development at Pinson-underground, and $2.4 million of the loss followed from fair-value adjustments for exploration properties, land, and mineral rights.
•	General and administrative expenses changed little between 2013 and 2012. Increased legal and outside-service expenses were offset by the elimination of a few positions and the reduced use of consultants.
•	Exploration expenses decreased $1.0 million to $0.7 million in 2013. In 2012, drilling programs were undertaken at Pinson’s Mag open-pit, at Columbia, and at Briggs whereas in 2013, exploration expenses principally were incurred only for continuing studies at Pinson’s Mag open-pit.
•	Property maintenance expenses increased from $0 to $1.1 million in 2013, relative to 2012. These expenses principally relate to costs of winding-down Pinson-underground, placing it on care and maintenance at the end of June 2013, and maintaining Pinson-underground in the latter half of 2013. As Reward is a development project on care and maintenance pending financing and market improvements, its maintenance costs were also included in this expense-category in 2013.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

•	The provision for site restoration decreased $1.0 million to a recovery of $0.6 million in 2013 due principally to the determination of lower estimated future costs for the reclamation of the Briggs mine.
•	Interest expense increased $2.1 million to $3.4 million for 2013 principally as interest was no longer capitalized to Pinson-underground development after that project was placed on care and maintenance in June of 2013. Interest expense also includes the amortization of loan discounts and in the fourth quarter of 2013 the write-off of the Sprott loan-amendment costs of $1.1 million. As noted in the Supplemental disclosures of cash flow information with the 2013 Financial Statements, interest paid decreased from $2.8 million in 2012 to $2.4 million in 2013.
•	The realized and unrealized gains and losses on derivatives increased income by $0.9 million in 2013, whereas in 2012 they decreased income by $0.8 million, an increase in income of $1.7 million. The influence of period-end gold prices on the embedded forward derivatives in the 2009 Gold Bonds drove these gains and losses. In 2013, a realized loss of $0.2 million and an unrealized gain of $1.1 million were recognized for changes in the market value of the embedded 2009 Gold Bond derivatives. The 2009 Gold Bonds were retired, inclusive of the closure of their derivative elements, in December 2013.
•	Losses on the disposal of assets aggregated $0.3 million in 2013, little change from results in 2012. In 2013, losses on disposals were principally related to disposals of mineral rights. In 2012, losses on disposals were principally related to early disposals of a haul-truck engine and pond netting.
•	A loss of $0.1 million was realized in 2013 on the sale of investments, whereas a gain of $0.1 million was realized in 2012 on the sale of investments.
•	In 2013, Other income was $0.6 million consisting principally of recoveries in excess of basis from insurance claims and from the sale of an exploration property. In 2012, Other income was $0.3 million and included a gain of $0.2 million realized as a result of an insurance settlement.
•	In 2013, income tax expense was $10.0 million consisting of a $0.3 million current recovery and a $10.3 million deferred tax expense. During 2013, the Company updated and recognized reductions of $10.3 million in its deferred tax assets (“DTA”) attributable to its US net operating loss carryforwards and all other sources. As development efforts have been suspended for the time being for Pinson and Reward and until the timing and magnitude of future taxable profits becomes clearer, the Company determined that there is not a sufficient probability that future taxable profits will be available to utilize tax loss carryforwards and deductible temporary differences. In 2012, current tax expense was $0.1 million and deferred tax expense was $0.1 million.

As of December 31, 2013, cash and cash equivalents were $0.8 million, a decrease or net use of $18.5 million since December 31, 2012. The significant elements underlying the net decrease in cash in 2013 are presented below with comparisons to 2012.

•	A stock offering in Third Quarter 2013 netted $5.3 million, used principally for general corporate purposes and to pay for development at Pinson. A stock offering in Third Quarter 2012 netted $16.3 million. The proceeds of this stock offering were principally used toward the development of Pinson-underground.
•	In 2013, $26.4 million was used for mine development and to acquire capital equipment principally at Pinson ($20.6 million) and Briggs ($5.1 million). In 2012, $21.7 million was used for mine development and to acquire capital equipment principally at Pinson ($16.7 million) and Briggs ($3.4 million).
•	Additionally, $1.2 million of interest-paid was capitalized for Pinson in 2013 whereas in 2012, $2.2 million of interest-paid was capitalized for Pinson.
•	In 2013, $6.5 million was received for Pinson ore shipments, while Pinson was in development, reducing net capital spending. In 2012, the equivalent figure for ore shipments was $1.4 million.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

•	In 2013, $3.2 million was expended on stripping activity assets at Briggs whereas in 2012, $0.5 million was expended.
•	$0.4 million was received in 2013 and also in 2012 from insurance settlements for pre-mature mechanical-failure claims.
•	$8.3 million was provided by operations in 2013, inclusive of a $4.0 million decrease in working capital / source of funds. This compares to $13.6 million provided by operations in 2012, inclusive of a $2.4 million increase in working capital / use of funds. The $5.3 million decrease in cash flows from operations principally resulted from decreased revenues of $14.7 million, offset to a large degree by the $6.4 million change in working capital and a $3.0 million net decrease in cash-costs.
•	$9.6 million of cash was used for the scheduled repayments of notes, the 2009 Gold Bonds, and capital leases in 2013 compared to $5.6 million used for debt repayments in 2012.
•	Minor quantities of warrants and options were exercised in 2013, whereas warrants and options exercised in 2012 contributed $6.3 million.
•	In 2013 and 2012, $0.6 million and $0.4 million, respectively, were provided by decreasing reclamation-bond security deposits in turn related to decreased collateral requirements by a surety, net of new bonding requirements.
•	In 2013 and 2012, less than $0.1 million and $0.8 million, respectively, were provided through the sale of investments.
•	The disposition of various property and equipment provided $0.7 million and $0.1 million in 2013 and 2012, respectively.

Contractual Obligations

The Company’s material undiscounted contractual obligations as of December 31, 2013 follow.

		Payments due by Period as of December 31, 2013
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	19,006,900	$1,148,700	$17,858,200	$-	$-
Finance lease obligations	5,842,800	2,136,100	3,706,700	-	-
Operating lease obligations	289,000	145,200	143,800		-
Asset retirement obligations	7,517,300	478,700	1,251,600	1,054,000	4,733,000

Total	$32,656,000	$3,908,700	$22,960,300	$1,054,000	$4,733,000

Based on subsequent events, specifically a refinancing of the C$17.5 million otherwise due Sprott in 2014, this table includes the reclassification of $16.4 million from the ‘Less than 1-year’ column to the ‘1-3 years’ column.

Off-Balance Sheet Arrangements

As of December 31, 2013 and December 31, 2012, the Company had no outstanding off-balance sheet arrangements.

Liquidity and Capital Resources

Atna expects that cash requirements over the next 12 months can be met through a combination of a debt refinancing that occurred in January 2014; cash flow from the Briggs operations; equipment financing; asset sales; and existing cash. Supplemental financing, if required, may be generated from the issuance of debt; equity; new lines of credit; asset sales; or combinations thereof. The Company’s 2014 budget and recent forecasts indicate that supplemental financing will not be required; however, this is principally contingent upon Briggs realizing operating cash flow targets. Funding requirements could be significantly affected by the future price of gold and any unforeseen, prolonged production disruptions at Briggs. Capital is not currently adequate to undertake significant development programs, however drilling and development projects at Reward, Pinson-underground, Mag open-pit, and Columbia may be undertaken as funds become available.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

As of December 31, 2013, the Company had a net working capital (current assets less current liabilities) deficit of $7.0 million, however $22.0 million of working capital was subsequently drawn in January of 2014 through a long-term note to refinance current obligations. Current assets as of December 31, 2013 included recoverable, in-process gold inventories of approximately 18,100 ounces at Briggs.

Past cash requirements were met through the use of a combination of operating cash flows, asset sales, and debt and equity financings. In August 2011, the Company arranged a C$20 million line of credit with Sprott to finance the acquisition of the remaining 70 percent interest of Pinson. In September 2011, the Company acquired the remaining 70 percent of Pinson for 15 million shares of common stock, $15 million in cash, and other consideration. In February of 2012, the term of the C$20 million credit facility with Sprott was extended into 2013; and in the first and fourth quarters of 2013, the term of the remaining credit facility of C$17.5 million with Sprott was extended into 2014. In January 2014, the Company entered into a $22.0 million credit facility with Waterton Precious Metals Fund II Cayman, LP (“Waterton”). The Company used this new credit facility to pay the current liability due Sprott of approximately C$18.1 million under the Company’s existing secured credit facility, and the balance was used for general working capital purposes including a reduction in trade payables. In September of 2012, the Company completed a C$17.25 million equity offering, principally to complete funding for the Pinson-underground mine development. In September 2013, the Company closed a C$5.8 million bought-deal private placement of equity netting $5.3 million in proceeds, principally used for strengthening working capital, paying for Pinson-underground development, and general corporate purposes.

As a result of the debt refinancing in January of 2014, whereby payment of $22.0 million of current obligations was deferred until January of 2016, the principal use of funds anticipated within the next 12 months is the accumulation of cash to fund repayment of this debt in two years and to fund the future development of several existing properties. The 2009 Gold Bonds obligation was repaid in full in 2013. The debt with Sprott, including C$17.5 million in principal, was pre-paid in January 2014 via the referenced refinancing. Development of several existing properties is on hold pending additional engineering, improvements in the gold market, and the availability of additional financing.

With Briggs as Atna’s only operating mine in 2013 and in 2012, net cash provided by operating activities was $8.3 million and $13.6 million, respectively. Briggs sold 31,683 ounces of gold in 2013 at an average price of $1,412 and sold 35,641 ounces of gold in 2012 at an average price of $1,667. As mining progresses in the Goldtooth South Pit in the first half of 2014, average ore grades are expected to increase as mining continues to depth in the high-grade Goldtooth pits. This expectation of increased ore grade is driving a higher gold production forecast for 2014 when Briggs is expected to sell 40,000 to 45,000 ounces of gold. Pioneering work has also commenced on the Briggs Main North Pit to provide additional ore in the second half of 2014. In 2014, Briggs is budgeted to crush and place on the leach pad approximately 2.8 to 3.0 million tons of ore containing 60,000 to 70,000 ounces of gold. The waste stripping ratio is projected to be 3.6 tons of waste per ton of ore. As costs are believed to be largely fixed over a relevant range of mining and processing activities and tons, the increased production and sales volumes expected should result in a proportional reduction in the cash cost per ounce and increased profitability. Briggs capital spending in 2014 is expected to be between $3.6 million and $4.2 million, inclusive of equipment rebuilds expected to be financed through financing leases.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Financing Transactions

Equity Issuance: On September 24, 2013, the Company completed a bought-deal private placement conducted by Dundee Securities Ltd. and Sprott Private Wealth LP by issuing 36.4 million common shares for gross proceeds of C$5.8 million and net proceeds of $5.3 million.

On September 12, 2012, the Company completed a short-form prospectus financing and issued 17.25 million common shares for gross proceeds of C$17.25 million and net proceeds of C$16.0 million. In addition, the Company issued a total of 1,035,000 brokers’ warrants with an exercise price of C$1.00 and an eighteen-month term. The warrants were determined to have a fair value at the time of issuance of C$0.3 million.

In 2012, the Company issued 8.5 million shares upon the exercise of outstanding warrants at C$0.70 per share providing $6.0 million and issued 1.3 million shares upon the exercise of vested options providing $0.3 million. No warrants and few options were exercised in 2013. Options and Restricted Stock Units (“RSU’s”) are granted and issued in accordance with the Company’s compensation plans. Exercises of warrants and options and issuances of RSU’s are summarized in the table below for 2013 and 2012.

In connection with extensions and amendments to the Sprott Loan, the Company in 2013 issued 7.2 million shares with a value of $1.5 million for fees and in 2012 issued 0.6 million shares for fees with a value of $0.6 million.

A roll-forward of the Company’s common shares outstanding as of December 31, 2013 follows.

Number of
Shares
Balance, beginning of the period	144,989,922
Sprott credit agreement and amendments	7,237,740
Option exercises	150,544
Restricted shares	1,143,938
Equity Offering	36,400,000

Balance, end of the period	189,922,144

As of March 14, 2014; 190,280,597 common shares were outstanding.

Subsequent to year-end 2013, in January 2014, as part of the consideration for structuring a new credit facility, Atna, after receipt of approval from the TSX, issued to Waterton 10,000,000 non-transferable common-share purchase-warrants (the “Lender Warrants”). Each Lender Warrant entitles Waterton to acquire one common share of the Company at an exercise price of C$0.25 per common share for a period of three years expiring on January 31, 2017. The Lender Warrants are subject to a four-month hold period in Canada.

Debt Issuance: In 2013 and 2012, capitalized leases and equipment-financing notes of $5.8 million and $3.2 million, respectively, were issued for mining equipment. In 2013 and 2012, principal repayments for capitalized leases and equipment-financing notes aggregated $3.5 million and $1.9 million, respectively.

In February of 2012, March of 2013, and October of 2013, Atna and Sprott agreed to amend and extend the existing C$20 million credit facility, such facility having been reduced to C$17.5 in February of 2013 via a C$2.5 million repayment. The $1.1 million balance of capitalized loan origination and amendment fees related to the Sprott Loan were written-off to interest expense in December of 2013 in the expectation of closing the credit facility next described.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

On January 31, 2014, the Company entered into a $22.0 million credit facility agreement (the “Agreement”) with Waterton Precious Metals Fund II Cayman, LP (“Waterton”). The Company used this new credit facility to pay the current liability due Sprott of approximately C$18.1 million under the Company’s existing secured credit facility, and the balance for general working capital purposes including a reduction in trade payables. Under the terms of the Agreement, the credit facility is a non-revolving, senior secured facility, that bears interest at a coupon-rate of 10% per annum and matures on the earlier of (i) the date that is 24 months following the date of the Agreement (or if the facility has been accelerated in the event of a default, the date on which Waterton demands repayment), and (ii) the date all amounts owing under the credit facility are voluntarily or mandatorily prepaid in full, without a repayment penalty. On the maturity date, Atna will pay to Waterton (i) a cash fee equal to 5% of the credit facility, and (ii) if the payment date occurs on or after the first anniversary of the date of the Agreement, the Company will pay an additional cash fee equal to 5% of the credit facility less any prepayments made during the first 12 months of the Agreement. As consideration for structuring the credit facility, Atna paid to Waterton a cash structuring fee of US$440,000 and issued to Waterton 10,000,000 non-transferrable common share purchase warrants, previously described.

Assets owned by Atna in Canyon Resources Corp. (CRC) and assets owned by CRC in CR Briggs Corporation, CR Montana Corporation, CR Reward Corporation, and Atna Resources Inc. were pledged as security against the Waterton Loan. Covenants also restrict equipment financings to $12 million, preclude the issuance of new debt (other than Permitted Debt), and require Waterton’s consent for material asset sales. The loan origination costs were capitalized and will be amortized over the minimum contractual life of the loan facility.

2009 Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (the “2009 Gold Bonds”). The 2009 Gold Bonds matured and were retired in December 2013. The 2009 Gold Bonds had an annual interest rate of 10 percent and were redeemed in quarterly installments, each equivalent, inclusive of their derivative element, to the market value of 814 ounces of gold per quarter based on a closing gold price ten trading days prior to the end of each quarter.

The Company recorded an initial discount on the 2009 Gold Bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the 2009 Gold Bonds and the $0.6 million initial fair value of the embedded derivative. The embedded derivative called for the forward sale of 814 ounces of gold per quarter through December 31, 2013 at a price of $1,113, the spot price of gold at the time the bonds were issued. The fair value of the embedded derivative fluctuated with changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 percent. Principal repayments, exclusive of the derivative elements, were $3.6 million both 2013 and 2012. Other financial metrics related to the 2009 Gold Bonds follow.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

	As of December 31, 2013	As of December 31, 2012
Current gold bond derivative liability	$-	$1,733,500
Long-term gold bond derivative liability	-	-
Total gold bond derivative liability	$-	$1,733,500

Current gold bond liability	$-	$3,494,800
Long-term gold bond liability	-	-
Total gold bond liability	$-	$3,494,800

	Twelve Months 2013	Twelve Months 2012
Realized loss on gold bond derivatives	$(197,000)	$(1,865,300)
Unrealized gain on gold bond derivatives	$1,080,800	$1,111,700
Interest on gold bond liabilities	$(226,600)	$(589,100)
Bond discount amortized as interest expense	$(130,200)	$(338,600)

Investing Transactions

Disposition of Assets: In 2013 and 2012, the Company received less than $0.1 million and $0.8 million, respectively, in cash for investments sold. The investments sold were principally stock in other mining companies acquired in exchange for joint venture or property option interests.

In 2013 and 2012, the Company received $0.7 million and $0.1 million, respectively, in cash for property and equipment sold. Principally, the sales were of redundant equipment. In 2013, the Company received $0.4 million from settlements of two insurance claims related to pre-mature mechanical failures of crushing equipment and $0.6 million from the reduction in collateral for reclamation surety bonds.

In 2012, the Company received $0.4 million from the settlement of an insurance claim related to the pre-mature mechanical failure of the secondary crusher at Briggs and $0.4 million from the reduction in collateral for reclamation surety bonds.

Capital Expenditures: Cash expended for mine development and capital purchases in 2013 and 2012 was $26.4 million and $21.7 million, respectively. These capital expenditures were principally for development of Pinson-underground in both years, stripping of the Goldtooth South pit at Briggs in 2013, and crusher improvements at Briggs in 2012. Additionally, in 2013 and 2012, capitalized interest of $1.2 million and $2.2 million, respectively, were paid for financing and development of Pinson-underground. Capital spending was reduced by $6.5 million and $1.4 million, respectively in 2013 and 2012, as a result of ore sales by Pinson-underground. $3.2 million was expended in 2013 for stripping activity assets at Briggs, whereas $0.5 million was expended in 2012.

Capital expenditures are approved for expenditure by the Company on a case-by-case basis, and capital spending may be modified over time based on judgments as to potential benefits, project requirements and the availability of funds.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Outstanding Warrants

The following table summarizes brokers’ warrants outstanding as of December 31, 2013.

	Remaining			Underlying
Expiration Date	Life in Years	Exercise Price		Shares

March 11, 2014	0.2	CAD$	1.00	1,035,000

As of the reporting date, March 14, 2013; none of the above 1,035,000 warrants had been exercised and all had expired. As previously described, 10,000,000 non-transferable common share purchase warrants were issued to Waterton in January 2014.

Surety Bonds

All surety bonds are subject to annual review and adjustment. Additional permitting, extension of mine life, areas of mining activity and changes in the regulatory environment affect surety requirements.

Briggs operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company has posted reclamation bonds and cash with these agencies in the amount of $4.4 million of which $4.3 million are reclamation bonds supported by a surety. Restricted cash held as collateral by the surety and a government agency amounts to $1.3 million.

The total bonding requirement for Reward was determined to be $6.2 million. In July 2010, the Company posted with the State of Nevada an initial bond backed by surety of $0.9 million to cover development activities that include the installation of fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. The Company has placed $0.3 million into a collateral account related to the surety bond. The remaining $5.3 million in bonding is not expected to be required until mine development is continued.

The total bonding requirement for Pinson is roughly $1.7 million of which Atna has already placed one bond of $0.8 million. The Company has placed $0.2 million into a collateral account related to the surety bond. The remainder of the bonds, approximately $0.9 million, is pending review Federal and State agencies, and is expected to be placed in 2014.

The Company has on deposit with the MDEQ $2.3 million in an interest-bearing account for reclamation at the Kendall Mine. The Company placed an additional bond of $0.2 million with the MDEQ in 2012 as a special purpose bond in connection with the 2011 approval of the final leach pad capping plan. The surety of the latter bond is holding $0.1 million in collateral.

Columbia and Clover, combined, have placed another $0.2 million in reclamation bonds and have approximately $0.1 million in collateral on deposit with the surety.

Related Party Transactions

During 2013 and 2012, and through the Report Date, the Company had no related party transactions.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Financial Instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are classified as held-for-trading and are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

The following table provides a comparison of fair values and carrying values as of December 31:

			2013		2012
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$789,900	$789,900	$19,342,900	$19,342,900
Restricted cash	Loans and receivable	1	4,319,400	4,319,400	4,964,400	4,964,400
Total financial assets			$5,109,300	$5,109,300	$24,307,300	$24,307,300

Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	N/A	$7,196,300	$7,196,300	$7,153,400	$7,153,400
Derivative liabilities	Held-for-trading	2	-	-	1,733,500	1,733,500
Notes payable	At amortized cost	2	19,006,900	19,006,900	22,511,300	22,511,300
Gold bonds, net of discount	At amortized cost	2	-	-	3,494,800	3,494,800
Finance leases	At amortized cost	N/A	5,842,800	5,842,800	3,330,900	3,330,900
Total financial liabilities			$32,046,000	$32,046,000	$38,223,900	$38,223,900

The value of warrants issued by the Company is a non-recurring, fair value estimate determined using Level 3 inputs. The brokers’ warrants issued in 2012 were determined to have a fair value of C$0.3 million using a Black-Scholes model and based on the Company’s share price at issuance, an expected life of 1.5 years, expected volatility of 55 percent, and a risk-free rate of 0.22 percent.

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31:

	2013			2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$3,721,300	$-	$-	$4,582,200

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and other assumptions to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included within the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates.

Derivatives

As of December 31, 2013, the Company owned an immaterial set of call options. Other than the embedded forward sales contracts within the 2009 Gold Bonds, with one exception, no other derivatives were utilized in 2013 and 2012. In October 2013, the Company placed hedges to cover the sale of 2,600 gold ounces in the first quarter of 2014. These hedges set a floor on the sales price of $1,300 per ounce and set call-price participation at $1,425 per ounce. These hedges were a combination of forward sales at a discount and call options purchased with the discount to set a price at which the Company again profits from upward movements. In December 2013, the Company exercised the forwards early, securing the $1,300 price per ounce when the spot rate was below this level, and retained the call options.

The Company’s open hedge positions as of December 31, 2012 consisted solely of those embedded in the 2009 Gold Bonds. The 2009 Gold Bonds were repaid by delivering 814 gold ounces per quarter through and including December 2013.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

The Company’s policy is to not hedge more than 50 percent of projected production and to retain a 25 percent production reserve tail. At December 31, 2013 and 2012, the outstanding hedge positions covered, to some degree, less than 6 percent and less than 9 percent, respectively, of the annual forward looking gold production from Briggs.

Financial Risk Management

The Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. The Company has risk management policies and programs that involve senior management and when appropriate, the Board of Directors of the Company (the “Board”). The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

Gold price risk: The Company’s primary product is gold. The value of the Company’s inventory and long-lived assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

For 2013, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $4.5 million, respectively. For 2012, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $6.0 million, respectively.

The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

2,600 call-options, participating at $1,425 per gold ounce and having maturity dates throughout first quarter 2014, were held at December 31, 2013; and these had an immaterial fair value. The only derivative contracts existing as of December 31, 2012 were embedded forward gold sales in the 2009 Gold Bonds.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Economic factors beyond the Company’s control may also make additional funding temporarily unavailable. Should cash flows from operations and existing cash be insufficient to meet current obligations, refinancing of debt obligations, the sale of assets, or an equity issuance would be necessary, and there is no assurance that such financing activities would be successful.

A new covenant in the third amendment to the Sprott credit agreement, entered in October of 2013, reduced permitted equipment financing to $10.5 million through December 31, 2013 and to $10.0 million for periods in 2014 through the loan expiration date of November 31, 2014. The subsequent refinancing with Waterton permits up to $12 million of equipment financing.

The Sprott Loan, as amended in October 2013, precluded additional borrowing, except for Permitted Encumbrances. The Sprott Loan could be terminated early, however as amended, an early prepayment fee of 2 percent was due Sprott. The subsequent refinancing with Waterton also precluded additional borrowing, and allows early prepayments without incurrence of a prepayment fee.

Sprott required security interests principally in the Briggs Mine and Pinson Mine. In the subsequent refinancing, Waterton required security interests in these two mines and in Reward and Columbia.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. In both 2013 and in 2012, extensions and refinancing subsequent to year-ends of note obligations have been reclassified to the later appropriate columns. The amounts shown are based on payment obligations and exclude unamortized discounts with which these amounts are combined on the balance sheets.

		Payments due by Period as of December 31, 2013
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,196,300	$6,745,100	$451,200	$-	$-	$-
Finance lease obligations	5,842,800	$537,400	$1,598,700	$3,706,700	$-	$-
Long term debt obligations	19,006,900	$100,500	$1,048,200	$17,858,200	$-	$-

Total	$32,046,000	$7,383,000	$3,098,100	$21,564,900	$-	$-

		Payments due by Period as of December 31, 2012
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,163,500	$6,642,500	$521,000	$-	$-	$-
Finance lease obligations	3,330,900	276,700	788,200	2,266,000	-	-
Derivative financial instruments	1,733,500	442,600	1,290,900	-	-	-
Long term debt obligations	26,601,400	3,738,900	9,630,133	13,232,367	-	-

Total	$38,829,300	$11,100,700	$12,230,233	$15,498,367	$-	$-

Capital management: The primary objective of the Company’s capital management is to maintain healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 32 percent at December 31, 2013 after recognizing the impacts of impairments of long-lived assets and 27 percent at December 31, 2012. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing debt levels, rates of development, and the long-term capital structure.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Foreign exchange risk: A debt obligation of C$17.5 million was denominated in Canadian dollars as of December 31, 2013. Otherwise, the Company’s assets, liabilities, revenues and costs are primarily denominated in USD, and not significantly impacted by foreign exchange risks. When this debt was refinanced on January 31, 2014, the exchange rate was 1.1178 CAD/USD and the value in USD was $15.7 million.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Foreign exchange may therefore have a significant indirect impact upon the Company.

Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

Pinson-underground is presently on care and maintenance. When it resumes development and operations and to the extent it sells ore and doré, distinguished from gold sales by Briggs, and generates trade receivables, credit risk will arise. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Gold Corporation (“Barrick”), who will also buy the resultant doré under agreed upon terms.

To date, the Company has undertaken little credit risk with counter-parties for hedges, however this risk may increase in the future to the extent more hedging is undertaken or prices of the underlying commodities vary more dramatically during the term of the hedges.

Equity securities price risk: The Company is exposed to equity securities price risk because of investments held as available-for-sale. These securities have typically been received in payment from joint venture or other business partners for obligations due. The fair value balances of available-for-sale securities at December 31, 2013 and December 31, 2012 were $56,400 and $83,900, respectively, representing the maximum potential losses from changes in prices of equity investments.

Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. There is a quantitative risk that the interest rate will increase upon refinancing of debt obligations in the future as market rates increase or the Company’s credit position deteriorates. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Stock Options

The following table summarizes the stock options outstanding and exercisable as of December 31, 2013.

Exercise Price CAD		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD
$0.105	$0.33	2,721,500	4.9	$0.105	1,360,752	4.9	$0.105
0.34	0.70	1,815,333	1.9	0.62	1,815,333	1.9	0.62
0.71	0.92	2,140,000	1.3	0.75	2,133,750	1.3	0.75
0.93	1.07	1,950,000	2.0	0.94	1,931,250	2.0	0.94
1.08	1.16	2,450,000	3.0	1.13	1,683,338	3.0	1.13

$0.105	$1.16	11,076,833	2.8	$0.69	8,924,423	2.5	$0.74

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's president and chief executive officer and vice president and chief financial officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to them by others within the organization in a timely manner; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The chief executive officer and chief financial officer of the Company have designed, or caused to be designed, under their supervision, internal controls over financial reporting (“ICFR”) and have caused these controls to operate effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There has been no change in the Company’s DC&P or ICFR that occurred during 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s DC&P or ICFR. Internal and external audit tests were performed in 2013 providing reasonable assurance of the effectiveness of the Company’s DC&P or ICFR. The Company and the certifying officers have concluded that DC&P and ICFR were effective in 2013.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the controls are met.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, Management Discussion and Analysis (“MD&A”) and other information contained in public reports. Additionally, it is management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

The Company’s management is held accountable to the Board. Directors are elected to the Board by the shareholders of the Company on an annual basis. The Board is responsible for reviewing and approving the annual audited consolidated financial statements and MD&A. Responsibility for the review and recommendation to the Board of approval of the Company’s quarterly unaudited interim condensed financial statements and MD&A is delegated by the Board to the Audit Committee, which is comprised of three directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders of the Company to conduct an audit of the financial statements in accordance with IFRS. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Executive officers of the Company are retained under Employment Agreements. These Agreements have a one-year term and are automatically renewable unless the Company provides notification that the contract will not be renewed at least 60 days prior to the end of the Term.

Financial Accounting Standards that May Impact the Company

IFRS 9 – Financial Instruments – On November 12, 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace International Accounting Standard (“IAS”) 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including additional disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. Although early adoption is permitted, in December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The Company has early adopted IFRS 9 and determined it had no impact on the Company’s consolidated financial statements.

IFRS 36 Amendments – Recoverable Amount Disclosures for Non-Financial Assets – The ISAB issued amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets. The amendments to IAS 36 clarify the IASB’s original intention that the scope of the disclosures is limited to the recoverable amount of impaired assets that is based on fair value less costs of disposal. The amendments to IAS 36 must be applied starting January 1, 2014, with early adoption permitted when the Company has already applied IFRS 13. The Company has early adopted the amendments to IAS 36.

Critical Accounting Estimates

Management is required to make estimates and judgments that affect the amounts reported in the Company’s financial statements and related disclosures. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates and judgments in future periods could be significant.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; distinguishing deferred stripping costs related to development and production from routine mining costs; future cash flow estimates and costs affecting net-realizable-values of inventory, long-term asset impairments, and liquidity; the recoverability and timing of gold production from the heap leach process affecting gold inventories; environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; future profitability affecting deferred tax assets and liabilities; useful lives of assets and asset depreciation rates.

Risks and Uncertainties

Mining is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The extraction of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the worldwide economy, the price of gold and other minerals, the proximity and capacity of processing facilities, and such other factors as government regulation, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, and improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. There is the possibility that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures, or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. Servicing existing debt, previously incurred to finance projects, may hamper the Company’s ability to invest in new projects and obtain new financing. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed-ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad, third party ore processing limitations or constraints, ability to deliver ores to third parties, and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit costs, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope or roof failure, lack of skilled labor and management, equipment failures, availability of mining equipment, availability of consumables, weather and other operational factors.

The Company operates in the US. As such, the Company’s business is subject to regulation by numerous county, state and federal regulatory agencies that include, but are not limited to, Mine Safety and Health Administration (“MSHA”), US Department of Occupational Safety and Health (“OSHA”) Department of the Interior, Bureau of Land Management (“BLM”), US Forest Service (“USFS”) US Department of Alcohol Tobacco and Firearms (“BATF”), US Department of Homeland Security, US Environmental Protection Agency (“EPA”), US Corp of Engineers, California Department of Occupational Safety and Health (“CAL-OSHA”), Great Basin Unified Air Pollution Control District, California Regional Water Quality Control Board, California Department of Fish and Game, California Environmental Protection Agency (“CEPA”), Nevada Division of Environmental Protection (“NDEP”), Inyo County California, Nye County Nevada, and Humboldt County Nevada. US legislation is trending toward giving regulatory agencies increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies, officers, directors and employees. There is no assurance that stricter standards and future changes in regulation, if any, will not adversely affect the Company’s operations.

Another form of regulatory risk is the potential change in income, severance, or other tax rates and laws that could reduce future profitability and impair deferred tax assets. The Company has only taken more-likely-than-not positions in determining its deferred tax assets.

The Company may enter into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also enters into purchase agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may result from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel, it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the Company’s 20-F for 2013, which can be found on SEDAR at www.sedar.com.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

Forward-Looking Statements

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of applicable securities legislation. These “forward-looking statements” are based on projections, expectations and estimates as of the Report Date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans related to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, anticipated costs of production, estimated capital expenditures, estimated net present values, estimated internal rates of return, estimated development activities, mine development plans, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks or claims, the anticipated use of proceeds from financings, anticipated capital spending and liquidity, the timing of commencement of commercial production, drilling schedules and potential results thereof, granting of permits and approvals, and the timing and potential results of studies and reports. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “is planned”, “expects” or “does not expect”, “is expected”, “is designed”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “forecasts”, “contemplates”, “continue”, “targets”, “targeted”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

In particular, this MD&A and other documents incorporated by reference herein contain forward-looking statements pertaining to the following:

•	Any projections of earnings, revenues, synergies, costs and cost savings, cash flows, liquidity, capital spending, and other financial items;
•	Any projections of production, recoveries, stripping ratios, conversions of resources to reserves, operational efficiencies and inefficiencies, and other operating items;
•	Any projections that new financing can be obtained upon commercially acceptable terms given market and economic conditions at the time;
•	Any statement of the plans, strategies, objectives, and goals of management for future operations, including the development of the Pinson-underground, Pinson open-pit, Reward, Cecil-R, and Columbia gold mining projects and initial commercial production at the Pinson-underground mine;
•	Any statements regarding future economic conditions or performance;
•	Any statements of belief or intent ; and
•	Any assumptions regarding the foregoing.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and in the sections of this MD&A entitled “Financial Risk Management”, “Critical Accounting Estimates” and “Risks and Uncertainties” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, as well as the Company’s other filings with Canadian Securities Administrators and the SEC:

•	Fluctuations in gold and other metals prices;
•	Risks relating to the Company’s ability to generate material revenues or obtain adequate financing or its planned exploration and development activities;

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Possible variations in ore reserves, grade or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Risks related to fluctuations in the currency market;
•	Risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict the Company’s operations;
•	Delays in obtaining government approvals or financing or in the completion of development or construction activities;
•	Risks related to hedging metal production and key operating inputs;
•	Risks related to operating hazards;
•	Risks related to the exploration, permitting, development and mining of precious metals;
•	Risks related to estimation of reserves and resources;
•	Risks related to governmental regulation, including environmental regulation;
•	Risks related to competition;
•	Risks related to joint ventures;
•	Uncertainty of capital costs, operating costs, production, metal recoveries and economic returns;
•	Risks related to the uncertainty of the title of assets;
•	The need to attract and retain qualified management and technical personnel;
•	Risks related to reclamation activities on properties; and
•	Other risks described in other documents incorporated by reference herein.

Forward-looking statements provide information about management’s current expectations and plans relating to anticipated future events and are based on the Company’s current beliefs and assumptions regarding, among other things:

•	Future gold and other metals prices;
•	The overall success of the Company’s ability to generate material revenues and to obtain adequate financing for its planned exploration and development activities;
•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Future variations in ore reserves, grade, or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Realization of benefits from all capital including deferred stripping costs incurred during development and production;
•	The estimated fair value of share-based compensation;
•	The estimated fair value of financial instruments and nonmonetary transactions;
•	Future profitability affecting deferred tax assets and liabilities;
•	The probable outcome of contingencies;
•	Fluctuations in the currency market;
•	The regulatory frame work governing environmental laws and regulations;
•	Possible delays in obtaining governmental approvals or financing or in the completion of development or construction activities;
•	Hedging metal production and key operating inputs;
•	Operating hazards;
•	The exploration, permitting, development and mining of precious metals;

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2013

•	Estimation of reserves and resources;
•	Capital costs, operating costs, production, metal recoveries and economic returns; and
•	The Company’s ability to attract and retain qualified management and technical personnel.

Statements relating to mineral reserves and resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the resources.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made, and the Company does not assume any obligation to update any forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For reasons set forth above, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the Report Date and other than as required by applicable securities laws, the Company assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances.

Cautionary Note to US Investors – The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred” mineral resources which the SEC guidelines generally prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov.

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